Exhibit 2.1

ASSET PURCHASE AGREEMENT

Among

SYNIVERSE TECHNOLOGIES, INC.,

Buyer,

And

ELECTRONIC DATA SYSTEMS CORPORATION

And

EDS INFORMATION SERVICES LLC

Sellers

Dated as of August 25, 2004

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 25, 2004, by and among Syniverse Technologies, Inc., a Delaware corporation (“Buyer”), Electronic Data Systems Corporation, a Delaware corporation (“EDS”) and EDS Information Services LLC, a Delaware limited liability company (“EIS”).

WHEREAS, EDS and EIS (each a “Seller” and together the “Sellers”) are engaged in the business of providing information technology services, including the Business (as defined in Section 1.3); and

WHEREAS, Buyer desires to purchase, and Sellers desire to sell, the Business, all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement and for other good and valuable consideration described in this Agreement, Sellers and Buyer agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS

1.1 Purchase and Sale of Assets

Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 4.1), Sellers shall sell, transfer, convey, assign and deliver (or shall cause to be sold, transferred, conveyed, assigned and delivered) to Buyer, and Buyer shall purchase, acquire and accept (or cause to be purchased, acquired and accepted) from Sellers, those assets, rights, properties, claims, contracts and businesses of Sellers, whether tangible or intangible, whether personal or other, whether accrued, contingent or otherwise, described in paragraphs (a) through (k) below (“Transferred Assets”):

(a)	Leasehold interests, by way of a license, to the real property identified in Schedule 1.1(a) of the Disclosure Schedule, which real property shall be transferred as identified therein (the “Transferred Leasehold Interests”);

(b)	All Fixed Assets (except for those identified in Schedule 1.1(b) of the Disclosure Schedule) owned by Sellers used primarily in the Business and located at the Transferred Leasehold Interests sites (collectively, “Transferred Fixed Assets”);

(c)	All Intellectual Property Rights owned by Sellers and used primarily in the Business including those listed in Schedule 1.1(c) of the Disclosure Schedule (the “Transferred Intellectual Property Rights”);

(d)	To the extent transferable or assignable, all rights under Contracts with customers primarily relating to the Business, including those Contracts listed in Schedule 1.1(d) of the Disclosure Schedule (the “Transferred Customer Contracts”);

(e)	To the extent transferable or assignable, all rights under Contracts (other than the Transferred Customer Contracts) pursuant to which any of Sellers obtains goods or services (“Transferred Third-Party Software”) and other Intellectual Property Rights from a third party for use primarily in the Business, including those set forth in Schedule 1.1(e) of the Disclosure Schedule (the “Transferred Vendor Contracts”; collectively, with the Transferred Customer Contracts and any other Contract transferred pursuant to Section 1.1(k), the “Transferred Contracts”), which, however, do not include licenses or similar rights to Software owned by third parties and used in the Business that were obtained or procured under EDS corporate master lease agreements which, by way of example and not by limitation, include such agreements with Oracle and Computer Associates (collectively, “EDS Master Agreements”);

(f)	All rights of Sellers in respect of prepayments (other than security deposits) made by Sellers pursuant to a Transferred Vendor Contract with respect to goods to be delivered or services to be performed after the Closing (the “Transferred Prepaids”);

(g)	Original or electronic or hard copies of all books and records of Sellers, including manuals, operating guidelines and practices, sales and promotional data, advertising materials, customer and vendor lists, Tax-related exemption certificates, historical cost and pricing information, supplier lists, business plans and other similar property (or applicable portions thereof) (the “Books and Records”) relating primarily to the Business (the “Transferred Books and Records”);

(h)	To the extent transferable or assignable, all licenses, permits, certificates of authority, development rights, authorizations, approvals, registrations, franchises and any Consent granted or issued by a governmental or regulatory authority (collectively, “Permits”) relating primarily to the Business (the “Transferred Permits”);

(i)	The tangible personal property owned or leased by Sellers (except for that property identified in Schedule 1.1(b) of the Disclosure Schedule) not located at the Leasehold Interest sites but used primarily in connection with the Business, including the property identified in Schedule 1.1(i) of the Disclosure Schedule (the “Transferred Personal Property”);

(j)	All receivables of the Business (other than any inter-company receivables described in Section 1.2(i) below) in the United States of America not yet invoiced as of the Closing but with respect to either services rendered or products sold prior to the Closing; and

(k)	Any other asset, right, property, claim, Contract and business of the Sellers, whether tangible or intangible, whether personal or other, whether accrued, contingent or otherwise which is used primarily in the Business.

1.2 Retained Assets

Notwithstanding anything in the Transaction Documents or any other writing to the contrary, Buyer is purchasing only the Transferred Assets and all other assets and properties of Sellers shall be excluded from the Transferred Assets (such excluded assets, the “Retained Assets”), including, without limitation the following:

(a)	All cash and cash equivalents of Sellers, including securities, deposits (other than Transferred Prepaids), investments in money market funds, commercial paper, certificates of deposit, and treasury bills and accrued interest thereon;

(b)	All Intellectual Property Rights owned or controlled by Sellers pursuant to license or otherwise if not used primarily in the Business;

(c)	All rights under all Contracts of Sellers that are not Transferred Contracts, including underlying leases at Transferred Leasehold Interest sites where Buyer will be a sublessor or licensee of such site pursuant to the terms of this Agreement;

(d)	All Books and Records of Sellers that are not Transferred Books and Records;

(e)	Any refunds, credits or other assets or rights (including interest thereon or claims therefor) with respect to any Taxes of Sellers and all of Sellers’ Tax Returns relating to the Business or the Transferred Assets for all periods ending on or prior to the Closing and any notes, worksheets, files and documents relating thereto;

(f)	Any rights (including rights of Sellers to indemnification and any policy of insurance) and claims and recoveries under litigation of Sellers against third parties arising out of or relating to events occurring on or prior to the Closing;

(g)	Any asset of Sellers transferred or otherwise disposed of by Sellers in the ordinary course of the Business (and otherwise in accordance with the terms of this Agreement) on or prior to the Closing;

(h)	All assets of Sellers and their ERISA Affiliates relating to the Employee Benefit Plans;

(i)	All receivables of the Business in the United States of America invoiced as of the Closing with respect to either services rendered or products sold prior to the Closing;

(j)	All inter-company receivables to be paid by EDS or EIS, or any of their Affiliates, as the case may be, to the Business other than inter-company receivables arising in the ordinary course relating to the provision of services to third parties; and

(j)	The names and marks “EDS” and “Electronic Data Systems” and any variations and derivatives thereof.

1.3 Non-Exclusive License to Certain Retained Intellectual Property Rights

Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 4.1), Sellers shall grant to Buyer in the IP License Agreement referred to in Section 4.2(a)(v) a royalty-free, perpetual and non-exclusive license to use, copy, distribute and prepare derivative works in the conduct of the Business of any Intellectual Property Rights used by or for any Seller in the Business other than as used under the EDS Master Agreements and on other than a primary basis prior to the Closing (“Licensed Assets”).

1.4 The Business

The “Business” shall mean the delivery of CDMA-based transaction processing and clearing services marketed globally and GSM-based transaction processing and clearing services marketed within North America, other related wireless voice and data processing and clearing services, and other ancillary services or programs conducted or provided by the Sellers in connection with any of the foregoing.

ARTICLE 2

ASSUMPTION OF LIABILITIES

2.1 Assumption of Assumed Liabilities

Subject to the terms and conditions of this Agreement, as of the Closing, as partial consideration for the sale of the Business and the related transfer of the Transferred Assets to Buyer under this Agreement, Buyer shall assume and agree to be bound by, pay, perform and discharge, when due, the following debts, liabilities and other obligations of Sellers as related to the Business (collectively, the “Assumed Liabilities”):

(a)	All Transferred Contracts and Transferred Permits, together with all debts, liabilities and obligations of any kind, character or description relating directly to, and arising under or in respect of performance after the Closing under the Transferred Contracts and Transferred Permits (including utilities but excluding (i) any liabilities arising out of Sellers’ breach or violation of such Contracts and permits on or prior to the Closing Date and (ii) Transfer Taxes, except to the extent provided in Section 3.3;

(b)	All liabilities and obligations for unused vacation, sick leave and other paid-time-off benefits of the Transferred Employees as of the Employee Transition Date to the extent set forth on Schedule 2.1(b) of the Disclosure Schedule; and

(c)	All accrued trade payables of the Business set forth in the Latest Balance Sheet or arising in the ordinary course of the Business since the date of the Latest Balance Sheet as of the Closing.

2.2 Retained Liabilities

Sellers shall retain all liabilities and obligations of Sellers, unless, and to the extent, otherwise expressly provided for in this Agreement (such liabilities so retained, the “Retained Liabilities”). Without limiting the foregoing, Buyer shall not assume and has not agreed to pay or discharge, and Sellers shall retain, pay and discharge, any and all liabilities and obligations relating to:

(a)	Any and all Taxes attributable to or incurred in connection with or resulting from the Business or the Transferred Assets prior to and including the Closing Date (specifically excluding all Transfer Taxes, which shall be dealt with as provided in Section 3.3). Taxes assessed and payable for periods both before and after the Closing shall be pro-rated under Section 2.3 as of the Closing so that Sellers shall retain liability for such Taxes attributable to any period prior to and including the Closing Date;

(b)	Any and all obligations and liabilities of Sellers and their ERISA Affiliates, whenever accrued, with respect to any of the Employee Benefit Plans, and any and all liabilities and obligations payable with respect to any other employee qualified or non-qualified benefit plan maintained by Sellers or their ERISA Affiliates, whenever accrued, except to the extent expressly assumed by Buyer pursuant to Section 2.1(c);

(c)	All liabilities of Sellers relating to the Business and arising or relating to periods prior to or on the Closing, if not expressly assumed pursuant to Section 2.1, including without limitation any liabilities arising from Sellers’ operation of help desk services, call center services, or automated attendant services involving computer telephony integration;

(d)	All liabilities associated with the Retained Assets;

(e)	All liabilities of any of Sellers related to litigation pending at the Closing or otherwise relating to events or circumstances occurring or arising prior to the Closing;

(f)	All liabilities and obligations with respect to any Indebtedness of the Business; and

(g)	all inter-company liabilities of the Business to be paid by the Business to EDS or EIS, or any of their Affiliates, as the case may be other than inter-company liabilities arising in the ordinary course relating to the provision of services to third parties.

2.3 Certain Tax Allocations.

(a)	The portion of Taxes attributable to periods on or prior to the Closing and to periods after the Closing, respectively, shall be determined on the basis of an interim closing of the books of Sellers, except that property taxes (and any other Taxes imposed on a periodic basis) shall be allocated to such periods on a daily basis (any Tax liability, an “Apportioned Obligation”).

(b)	Sellers shall be entitled to reimbursement from the Buyer for any Apportioned Obligation which is allocable to the Buyer to the extent paid by the Sellers and not taken into account in determining the Closing Working Capital, and the Buyer shall be entitled to reimbursement from the Sellers for any Apportioned Obligation which is allocable to the Sellers to the extent paid by the Buyer. Upon payment of any such Apportioned Obligation, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled, together with such supporting evidence as is reasonably necessary to calculate and verify the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than 60 days after the presentation of such statement. Any payment not made within such time shall bear interest at 10% per annum.

ARTICLE 3

CONSIDERATION

3.1 Purchase Price

(a)	The consideration payable at Closing for the Transferred Assets shall be equal to the sum of: (A) an amount in cash equal to: (i) $57,500,000 (the “Base Price”), plus (ii) the amount, if any, by which the Estimated Closing Working Capital exceeds the Target Working Capital (but only if such excess is greater than $100,000), and minus (iii) the amount, if any, by which the Target Working Capital exceeds the Estimated Closing Working Capital (but only if such excess is greater than $100,000) (such amount, the “Closing Cash Purchase Price”) plus (B) the assumption by Buyer of the Assumed Liabilities.

(b)	On the Closing Date, Buyer shall deliver or cause to be delivered to EDS, on behalf of Sellers, (i) the Closing Cash Purchase Price by wire transfer of immediately available federal funds to such bank account or accounts as shall be designated by EDS to Buyer prior to the Closing and (ii) the balance of the consideration by the execution and delivery of the Assignment and Assumption Agreement.

(c)	Within 3 Business Days after the calculation of the Closing Working Capital becomes binding and conclusive on the parties pursuant to Section 3.2, the final consideration payable for the Transferred Asset will be calculated and shall be equal to the sum of (A) an amount in cash equal to (i) the Base Price, plus (ii) the amount, if any, by which the Closing Working Capital exceeds the Target Working Capital (but only if such excess is greater than $100,000), and minus (iii) the amount, if any, by which the Target Working Capital exceeds the Closing Working Capital (but only if such excess is greater than $100,000) (such amount, the “Cash Purchase Price”) plus (B) the assumption by Buyer of the Assumed Liabilities.

(d)	The “Adjustment Amount” (which may be a positive or negative number) shall be equal to the amount determined by subtracting the Cash Purchase Price from the Closing Cash Purchase Price. If the Adjustment Amount is positive, the Adjustment Amount shall promptly be paid by wire transfer by Sellers to an account specified by Buyer, together with interest on such amount at 6% per annum calculated from the Closing Date to the date of payment. If the Adjustment Amount is negative, the difference between the Cash Purchase Price and the Closing Cash Purchase Price shall promptly be paid by wire transfer by Buyer to an account specified by EDS, together with interest on such amount at 6% per annum calculated from the Closing Date to the date of payment.

3.2 Working Capital Adjustment

(a)	“Working Capital” as of a given date shall mean the amount calculated by subtracting the current liabilities of the Business that are Assumed Liabilities as of that date to be transferred to Buyer (the “Current Liabilities”) from the current assets of the Business that are Transferred Assets as of that date to be transferred to Buyer (the “Current Assets”). The parties agree that for purposes of this Agreement, the working capital target for the Business is $4,500,000 (the “Target Working Capital”). Working Capital shall be determined in accordance with generally accepted accounting principles.

(b)	Within 2 days prior to the Closing Date, the parties shall attempt to jointly agree upon an estimate of the Closing Working Capital (as defined below) (the “Estimated Closing Working Capital”). If the parties cannot agree, the Estimated Closing Working Capital shall be deemed to be the Target Working Capital

(c)	Within 120 days after the Closing Date, Buyer, with Sellers’ cooperation, shall prepare and promptly deliver to Sellers a statement (the “Closing Statement”) of the Current Assets of the Business transferred to the Buyer as of the Effective Time (as defined below) (the “Closing Current Assets”), the Current Liabilities of the Business transferred to the Buyer as of the Effective Time (the “Closing Current Liabilities”) and the Working Capital of the Business as of the Effective Time (the “Closing Working Capital”), which Closing Working Capital shall be the Closing Current Assets so transferred, minus the Closing Current Liabilities so transferred. The Buyer shall also provide summary, supporting documentation of such determinations.

(d)	As soon as practicable after delivery of the Closing Statement, and in any event within 60 days after receipt, Sellers shall either indicate their agreement with Buyer’s calculation of the Closing Working Capital or notify Buyer of any good faith objections to such calculation, and the basis thereof, in reasonable detail. If Sellers have no objection (or fail to notify Buyer of their objection within 60 days after their receipt of the Closing Statement), then the Closing Working Capital shall immediately become final, conclusive and binding upon Buyer and Sellers, and Buyer or Sellers, as the case may be, shall be entitled to payment in accordance with the provisions of Section 3.1(c) above.

(e)	If Sellers notify Buyer of objections to the calculation of the Closing Working Capital, then Buyer and Sellers shall confer and attempt to reconcile such objections. The parties shall provide each other reasonable access to all financial accounting records required for such purpose. If, at the end of the 180-day period after the Closing Date, Buyer and Sellers fail to reach agreement on the amount of the Closing Working Capital, then the parties shall jointly engage PricewaterhouseCoopers LLP, an independent, nationally-recognized accounting firm (the “Accounting Firm”), to review only such matters related to the Closing Working Capital on which Buyer and Sellers did not agree and to review such matters only in a manner that is consistent with Section 3.2(a). At such time as engaging the Accounting Firm, Buyer or the Sellers, as the case may be, shall be entitled to such portion of the Adjustment Amount that is not in dispute in accordance with Section 3.1(c) and such payment shall be made by Buyer or the Sellers, as the case may be, within 5 days after receipt of demand therefor. In the event the Accounting Firm is so engaged, the Accounting Firm shall be requested to resolve all outstanding disputes within 30 days after being retained by the parties. The parties shall cooperate fully with the Accounting Firm, and the Accounting Firm shall make its determination within the range of amounts claimed by Buyer and Sellers. The fees and expenses of the Accounting Firm shall be borne equally by Buyer on the one hand and Sellers on the other hand. The Closing Working Capital shall immediately become finalized, conclusive and binding on the parties upon the final written determination of the Accounting Firm and shall not be subject to appeal, absent manifest error.

3.3 Transfer Taxes.

(a)	Buyer shall be responsible for and shall timely pay all stamp, sales, use, duty, transaction based gross receipts, transfer or other similar tax arising out of or in connection with the sale of the Transferred Assets to Buyer pursuant to this Agreement (the “Transfer Taxes”). The party that has the primary responsibility under Law for the collection and remittance of any particular Transfer Tax shall (i) prepare and timely file the relevant Tax Return and, if Sellers, notify and collect the proper Transfer Tax from Buyer, and (ii) pay the Transfer Taxes shown on such Tax Return. Upon notification from Sellers of the proper Tax amount owed, Buyer shall remit payment to Sellers in immediately available funds within thirty days after receipt of such notice. The parties shall cooperate with each other to the extent reasonably necessary to file all relevant Tax Returns.

(b)	Buyer and Sellers shall cooperate in good faith to obtain certain other exemption certificates, letter rulings, notifications or similar documents from the appropriate state taxing authority with respect to Taxes and other Transfer Taxes.

(c)	Sellers and Buyer shall notify each other in writing of any claim or demand by any taxing authority for any Transfer Taxes related to the Business promptly after obtaining knowledge thereof. Neither Sellers nor Buyer shall initiate any claim or proceeding for a refund of any such Transfer Taxes without the prior written consent of the other party (which consent shall not unreasonably be withheld, conditioned or delayed). Buyer shall control any such claim or proceeding where it is the responsible person for such Transfer Tax. Sellers and Buyer shall cooperate in good faith in the defense, prosecution, compromise or settlement of any claim, demand or proceeding related to such Transfer Tax (a “Contest”), except that neither party shall have the right to settle or compromise a Contest without the prior written consent of the other (which consent shall not unreasonably be withheld, conditioned or delayed). Notwithstanding the provisions above, Sellers reserve the right to settle any and all claims or assessments related to Transfer Taxes without the approval of Buyer, provided however that in such event Buyer shall not be obligated to reimburse Sellers for such settled tax. The parties’ obligations under this Section 3.3, shall remain in effect notwithstanding any other provisions of this Agreement.

3.4 Allocation of Purchase Price

To the extent required for Tax purposes (including in preparing all relevant Tax Returns, information reports, and other Tax documents and forms) and in accordance with any requirements of the relevant Tax authorities, Buyer and Sellers shall allocate the Cash Purchase Price (to the extent capitalizable under applicable law) (i) between the Sellers and (ii) among appropriate classes of the Transferred Assets in accordance with an allocation to be mutually agreed upon as soon as practicable after the Closing. Each party shall adopt and utilize the allocation so agreed to for purposes of all Tax Returns filed by Buyer and Sellers. Each of Buyer and Sellers shall prepare and timely file all applicable Internal Revenue Service and applicable state and local Tax forms in the United States or any other country relating to such purchase price allocation, to cooperate with the other in the preparation of such forms, and to furnish the other with a draft copy of such forms within a reasonable period before the filing due date thereof. Neither Buyer nor Sellers will assert that such purchase price allocation was not separately bargained for at arm’s-length and in good faith. Each party hereto recognizes that the purchase price allocation does not include Buyer’s acquisition expenses and that Buyer shall allocate such expenses appropriately. If, within a reasonable period of time after the Closing Date, Sellers and Buyer are unable, in good faith, to reach an agreement as to the allocation of the Cash Purchase Price, Sellers and Buyer may use their own respective allocation for purposes of the Tax Returns and proceedings contemplated by this paragraph.

ARTICLE 4

CLOSING

4.1 Closing Date

Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at 10:00 A.M. local time, at the offices of EDS, 5400 Legacy Drive, Plano, Texas, or at such other location as the parties may agree, as soon as possible after the day (the “Closing Date”) that all of the conditions to all parties’ obligations hereunder have been satisfied or waived by the appropriate party or such later date as shall be agreed upon by the parties, but in no event later than the Outside Termination Date. The effective time of the Closing shall be deemed to occur 12:01 A.M., prevailing time in Dallas, Texas, on the Closing Date (the “Effective Time”). Subject to the provisions of Article 12, failure to consummate the purchase and sale provided for in this Agreement on the date and place determined in this Section 4.1 shall not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. In such a situation, the Closing will occur as soon as practicable, subject to Article 12.

4.2 Deliveries at the Closing

(a)	At the Closing, Sellers shall deliver or cause to be delivered to Buyer, duly executed by Sellers:

(i)	a license agreement substantially in the form of Exhibit 4.2(a)(i) for the Transferred Leasehold Interests (together with appropriate schedules and exhibits, the “Buyer Lease Agreements”);

(ii)	a bill of sale and assignment and assumption agreement substantially in the form of Exhibit 4.2(a)(ii) for the Transferred Assets other than the Transferred Intellectual Property Rights and Transferred Leasehold Interests, which assignment shall also contain Buyer’s undertaking and assumption of the Assumed Liabilities (together with appropriate schedules and exhibits, the “Assignment and Assumption Agreement”);

(iii)	a transition services agreement substantially in the form of Exhibit 4.2(a)(iii) pursuant to which Buyer and Sellers shall provide to each other certain services as set forth therein (together with appropriate schedules and exhibits, the “Transition Services Agreement”);

(iv)	an assignment and assumption agreement substantially in the form attached as Exhibit 4.2(a)(iv) for the Transferred Intellectual Property Rights (together with appropriate schedules and exhibits, the “IP Assignment”);

(v)	a license agreement substantially in the form of Exhibit 4.2(a)(v) pursuant to which Seller shall grant to Buyer a royalty-free, perpetual and non-exclusive license to use, copy, distribute and prepare derivative works of the Licensed Assets in Buyer’s conduct of the Business after the Closing (the “IP License Agreement”);

(vi)	all such other endorsements, assignments and other instruments as are reasonably necessary to transfer to Buyer good and marketable interest to the Transferred Assets in accordance with the Transaction Documents (the “Other Conveyance Documents”);

(vii)	the certificates and other documents referred to in Sections 10.2 and 10.5;

(vii)	all duly executed Consents contemplated by the first sentence of Section 7.4(d);

(ix)	a notarized officer’s certificate from each Seller in form and substance reasonably satisfactory to the Buyer certifying that (x) the execution, delivery and performance by each Seller of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized and approved by all necessary corporate or limited liability company action on the part of each Seller, as the case may be, and (y) the signatory for each Seller is duly authorized to execute this Agreement and the other Transaction Documents.

(x)	from each Seller that is not a “foreign person” as defined in Code §1445, a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Code §1445 stating that such Seller is not a “foreign person” as defined in Code §1445; and

(xi)	UCC termination statements or partial release statements, as appropriate and necessary to release the Transferred Assets from any Liens to which Sellers and the Transferred Assets are bound other than those Liens set forth in Schedule 4.2(a)(xi) of the Disclosure Schedule.

(b)	At the Closing, Buyer shall deliver or cause to be delivered to EDS (as the representative of Sellers), duly executed by Buyer:

(i)	the Closing Cash Purchase Price pursuant to the terms of Section 3.1(b);

(ii)	the Buyer Lease Agreements;

(iii)	the Assignment and Assumption Agreement;

(iv)	the Transition Services Agreement;

(v)	the IP License Agreement;

(vi)	the certificates and documents required under Section 3.3(b); and

(vii)	the certificates and other documents referred to in Section 9.5.

4.3 Certain Consents; No Unlawful Transfers

(a)	Notwithstanding anything to the contrary contained in this Agreement, to the extent that the actual or attempted Transfer to Buyer of any of the Business Assets or Assumed Liabilities is prohibited by any applicable Law or requires any Consent and any such Consent is not obtained prior to the Closing Date, this Agreement shall not constitute an actual or attempted Transfer.

(b)	If, on the Closing Date, (i) Sellers have not obtained any Consent necessary to Transfer any of Sellers’ right, title or interest in or to any Business Asset and (ii) the conditions precedent to the Closing set forth in Article 9 and Article 10 otherwise have been satisfied or waived, then such Business Asset shall not be Transferred to Buyer at Closing and shall constitute a deferred Transferred Asset (“Deferred Transferred Asset”).

(c)	After the Closing, Sellers shall (i) use commercially reasonable efforts to obtain the Consent and/or to remove any other impediments to the Transfer of each Deferred Transferred Asset and shall Transfer such Deferred Transferred Asset to Buyer as soon as practicable after the receipt of such Consent and/or removal of such impediment, (ii) until the Transfer of any such Deferred Transferred Asset, cooperate with Buyer in any lawful arrangement (including, to the extent permitted, subcontracting, sublicensing or performance by a Seller as agent) reasonably acceptable to Buyer, under which Buyer receives the benefits of such Deferred Transferred Asset, and is allowed to perform its obligations under the related Assumed Liabilities, to the same extent as if such Deferred Transferred Asset were Transferred to Buyer at Closing, and (iii) until the Transfer of any Deferred Transferred Asset, at the request and for the account of Buyer, enforce, at Buyer’s expense, any of Sellers’ rights thereto or interests therein against any other parties thereto (including the right to terminate any such Deferred Transferred Asset in accordance with its terms, provided that Buyer pays any cancellation or other fee due upon such termination). Buyer shall act with reasonable diligence and use commercially reasonable efforts to assist, and cooperate with, Sellers in obtaining such Consents and removing any such impediments to the transfer of any Deferred Transferred Asset (including by use of Buyer’s own commercial relationships). If Sellers cannot obtain any Consent required for the transfer of any Deferred Transferred Asset within 30 days after the Closing, Seller shall promptly obtain for Buyer, at Seller’s expense, assets (reasonably satisfactory to Buyer) substantially similar to such Deferred Transferred Asset (that is, with substantially similar functionality and performance) or, if necessary, the right to use assets (reasonably satisfactory to Buyer) substantially similar to the use of such Deferred Transferred Asset ). For the avoidance of doubt, the provisions of the preceding sentence are not intended to apply to customer Contracts that are or should have been listed on Schedule 1.1(d) but which have not become Transferred Customer Contracts; however, the provisions of Section 4.3(c)(i), (ii) and (iii) above shall apply to such Contracts. Buyer shall only be liable for the Taxes associated with any Deferred Transferred Asset to the extent that Buyer is receiving the economic benefits of such Deferred Transferred Asset as provided in this Section 4.3.

4.4 Tax Withholding Notwithstanding anything in this Agreement to the contrary, Buyer shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local of foreign Tax law.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the attached Disclosure Schedules, Sellers, jointly and severally, represent and warrant to Buyer as follows:

5.1 Organization; Existence; Qualification

Each Seller is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which such Seller is incorporated or organized. Each Seller has full corporate (or, in the case of EIS, limited liability company) power and authority to carry on the Business that it conducts as it is now being conducted and to own the Transferred Assets that it owns and lease the Transferred Leasehold Interests that it leases. Each Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction where such qualification is required to conduct the Business, except where the failure to be so qualified does not have a Seller Material Adverse Effect.

5.2 Power; Authority; Enforceable Obligations

Each Seller has full corporate (or, in the case of EIS, limited liability company) power and authority to enter into this Agreement and any of the other Transaction Documents to which it is party and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which a Seller is a party and the consummation by such Seller of the transactions contemplated hereby and thereby, have been (or will be by the Closing Date) duly authorized by all requisite corporate (or, in the case of EIS, limited liability company) action, as the case may be, on the part of such Seller. This Agreement is, and each of such other Transaction Documents (when executed and delivered) will be, a valid and binding agreement of Sellers party thereto, enforceable against such Sellers in accordance with its terms, except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors rights generally, and except that the availability of equitable remedies, such as specific performance or injunctive relief, are subject to the discretion of the court before which any proceeding may be brought.

5.3 No Conflicts; Consents

Neither the execution or delivery by any Seller of this Agreement or any other Transaction Document to which it is a party, nor the performance of its respective obligations hereunder or thereunder, will: (i) require such Seller to obtain the Consent of, or deliver any notice, filing or application to, any governmental, administrative or regulatory authority (whether federal, state, local or other), (ii) (A) result in a breach of, or violate or conflict with any of the terms or provisions of, (B) constitute a default under, (C) result in the creation of any Lien upon any of the Business’s assets pursuant to, (D) give any third party the right to modify, terminate or accelerate any obligation under or (E) require such Seller to obtain the Consent of, or deliver any notice, filing or application to any Person pursuant to, the charter documents or bylaws of such Seller, or any agreement, instrument, order, judgment or decree to which any Seller or any of the assets of the Business is bound; or (iii) violate in any material respect any Law binding on such Seller, in each case other than (1) filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any other Law in any jurisdiction with respect to competition, significant corporate transaction, or labor transfers or other employee matters, (2) compliance with any state bulk sales law, any factory closing law or any similar Law or (3) as set forth in Schedule 5.3 of the Disclosure Schedule.

5.4 Financial Statements

The unaudited income statements for the Business for each of the twelve-month periods ended December 31, 2002, and December 31, 2003, and for the seven-month period ended July 31, 2004 (the “Income Statements”) and unaudited statements of assets and liabilities of the Business as of December 31, 2002, December 31, 2003 (the “Statements of Assets and Liabilities”) and as of July 31, 2004 (the “Latest Balance Sheet” and, together with the Income Statements and the Statements of Assets and Liabilities, the “Financial Statements”) are set forth in Schedule 5.4 of the Disclosure Schedule. The Income Statements fairly present, in all material respects, the results of operations of the Business for the periods set forth therein and the Statements of Assets and Liabilities and the Latest Balance Sheet fairly present, in all material respects, the assets and liabilities set forth therein as of the dates thereof in accordance with EDS accounting policies, in each case, which are in conformity with GAAP except for the absence of footnotes and subject to the the qualifications set forth below and in Schedule 5.4 of the Disclosure Schedule. All of the Financial Statements are subject to the qualification that the Business does not and has not operated as a separate “stand-alone” entity and, as a result, the Business has received certain allocated charges and credits, as described in Schedule 5.4 of the Disclosure Schedule, that are allocated across the EDS corporate group and that do not necessarily reflect the charges and credits that would have resulted from arm’s-length transactions. In addition, in order to present the Financial Statements, a number of assumptions have been made by Sellers, all of which are described in Schedule 5.4 of the Disclosure Schedule.

5.5 Absence of Changes

Since December 31, 2003, except as disclosed in Schedule 5.5 of the Disclosure Schedule:

(a)	no Seller Material Adverse Effect has occurred;

(b)	no Seller has permitted or allowed any of the Transferred Assets to be subjected to any Liens, other than (i) Liens for current taxes or assessments not delinquent, (ii) builder, mechanic, warehousemen, materialmen, contractor, workmen, repairmen, carrier Liens or other similar Liens arising in the ordinary course of business consistent with past practices for obligations which are not delinquent and which do not materially affect the value of the Transferred Assets so subject or the usefulness thereof, (iii) Liens, if any, placed on the parcels of real property underlying the Transferred Leasehold Interests which Liens relate to financing that is secured by the real property underlying the Transferred Leasehold Interests ((i)-(iii) collectively the “Permitted Liens”); and (iv) the Liens identified in Schedule 5.5 of the Disclosure Schedule;

(c)	no Seller has transferred, licensed, leased or lent or otherwise disposed of any of the Business Assets, except in the ordinary course of business and consistent with past practice;

(d)	no Seller has granted any increase in the compensation of the Designated Employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment)in the ordinary course of business and consistent with past practice;

(e)	no Seller, or group of Sellers in the aggregate, has paid, discharged or satisfied any claims, liabilities or obligations relating to the Business or the Transferred Assets (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any claims, liabilities or obligations made in the ordinary course of business and consistent with past practice which do not exceed $10,000 individually or $25,000 in the aggregate;

(f)	[intentionally omitted];

(g)	Sellers have conducted, or caused to be conducted, the Business in the ordinary course of business and consistent with past practice;

(h)	no Seller, or group of Sellers in the aggregate, has made capital expenditures or commitments that aggregate in excess of $25,000 in connection with Business;

(i)	no Seller has made any change in accounting, business or cash management policies applicable to the Business (including with respect to the collection of accounts receivable, purchases of supplies, repairs and maintenance, payment of accounts payable and levels of capital expenditures); or

(j)	no Seller has agreed, whether in writing or otherwise, to take any action that is inconsistent with the foregoing.

5.6 Title to Assets

Each Seller has or will have at the Closing marketable title to, or valid leasehold interest in and toits respective part of the Transferred Assets (other than with respect to Transferred Intellectual Property Rights matters which are addressed by Section 5.8 and Section 5.18). At Closing, none of the Transferred Assets will be subject to any Liens, other than Permitted Liens. This Agreement, the Assignment and Assumption Agreement, the IP Assignment, and any Other Conveyance Documents, upon execution and delivery thereof by Sellers to Buyer at Closing, will be valid and binding obligations of each respective Seller, enforceable in accordance with their terms, and will vest in Buyer at the Closing marketable title or valid leasehold title to the Transferred Assets, subject to no Liens other than Permitted Liens.

5.7 Real Property

Section 1.1(a) of the Disclosure Schedule sets forth the street address of each parcel of real property used or held for use by the Business. All leases relating to the Transferred Leasehold Interests are valid and binding against the Seller party thereto and each other party thereto, and enforceable in accordance with their terms against the Seller party thereto, and each other party thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors rights generally, and except that the availability of equitable remedies, such as specific performance or injunctive relief, are subject to the discretion of the court before which any proceeding may be brought. No Seller is, nor to Sellers’ knowledge is any other party, in Default under any such leases. Sellers have delivered to Buyer true, complete and accurate copies of each of such leases and all amendments and extensions to each of such leases; and the leases have not been amended, modified or assigned, except as provided in the deliveries to Buyer. No Seller owns (or has any option to acquire) any real property primarily used in the Business.

5.8 Intellectual Property

(a)	Except as set forth in Schedule 5.8(a) of the Disclosure Schedule, one of the Sellers owns all right, title and interest in and to the Transferred Intellectual Property Rights and no person, current or former employee, contractor or consultant, has any valid claim of ownership, in whole or part, to any of the Transferred Intellectual Property Rights or any valid or enforceable right to use any of the Transferred Intellectual Property Rights or derivative works thereof. For purposes of this Section 5.8(a), the term “derivative work” shall have the same meaning as provided in 17 U.S.C. § 101.

(b)	Sellers have taken all steps reasonably necessary to protect and maintain all of the Transferred Intellectual Property Rights. To Seller’s knowledge, no Person has infringed, misappropriated or otherwise conflicted with the Transferred Intellectual Property Rights.

(c)	Except as set forth in Schedule 5.8(c) of the Disclosure Schedule, the Transferred Intellectual Property Rights, the Intellectual Property Rights which are the subject of the IP License Agreement and the Transferred Third-Party Software constitute all of the Intellectual Property Rights necessary to conduct the Business as currently conducted.

(d)	Except as set forth in Schedule 5.8(d) of the Disclosure Schedule, there is no Legal Proceeding pending against Sellers or, to Sellers’ knowledge, threatened against Sellers, involving a claim of infringement or misappropriation by any Person of any Intellectual Property Right and, to the knowledge of each Seller, the Business as currently conducted does not infringe, misappropriate or otherwise conflict with any Intellectual Property Right of any Person. No Seller or Seller Affiliate is aware of any facts that indicate a likelihood of the foregoing. No Seller or Seller Affiliate has received, in the last three (3) years, a notice regarding the foregoing (including, without limitation, any demand or offer to license from any Person any Intellectual Property Right for use in connection with the Business).

(e)	No Transferred Intellectual Property Right is subject to any outstanding order or judgment against Sellers restricting the use thereof by Sellers or restricting the Transfer thereof by Sellers to any Person. No Transferred Intellectual Property Right, including any Software (“Owned Software”), or to Sellers’ knowledge, any Transferred Third-Party Software used by Seller on or prior to the Closing in the Business, or use thereof, infringes upon, misappropriates or otherwise violates any patent, copyright, trade secret or other proprietary right of any Person.

(f)	No Seller nor any current or, to the knowledge of any Seller, former employee of any Seller is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement or any restrictive covenant to any Seller or a former employer relating to the employment of such person in the Business or to the use of trade secrets or the non-disclosure of proprietary information of others. To Seller’s knowledge, no employee or contractor has copied, downloaded or otherwise gained improper access to any of the Business Assets or Intellectual Property used in the Business;

(g)	There are no Patents owned or licensed by any Seller and used primarily in the Business, or, to Sellers’ knowledge, used in the Business at all.

(h)	All persons who have participated in the creation or development of any such Intellectual Property Rights, including, without limitation, the Intellectual Property Rights set forth on Schedule 1.1(c) of the Disclosure Schedule, have executed and delivered to such Seller a valid and enforceable agreement in substantially the same form as the agreement attached hereto as Exhibit 5.8(h). Except as set forth on Schedule 5.8(h) of the Disclosure Schedule, it is not and will not be necessary to utilize any Intellectual Property Rights of any current or former employee of a Seller, or any other person currently or formerly engaged by or under contract with a Seller, developed, invented or made prior to such employee’s employment by a Seller, or prior to such person’s engagement or contract with a Seller, except for any such Intellectual Property Rights that have previously been assigned to a Seller.

(i)	Except as set forth on Schedule 5.8(i) of the Disclosure Schedule, none of Sellers’ agreements with customers, agreements with outside consultants for the performance of professional services on Sellers’ or customers’ behalf, or any agreements or licenses with any end user or reseller of any of Sellers’ products or services, in each case in connection with the Business, confers upon any party other than Sellers any ownership right with respect to any Intellectual Property Rights developed in connection with such agreement or license.

(j)	To the knowledge of any Seller, no Seller owns or possesses any rights in or to any tools, applications or other Intellectual Property Rights, Software or hardware relating to WiFi or mobile payments, that could currently provide a functioning WiFi or mobile payments transaction clearing or processing service offering in North America.

5.9 Condition of Tangible Personal Property

All tangible personal property to be transferred to Buyer by a Seller pursuant to this Agreement, whether owned or leased, that is currently used in or is necessary to operate the Business is in good working order, ordinary wear and tear excepted, and is being transferred “as is” and “where is” and “with all faults”, but in each case subject to the explicit representations and warranties set forth in this Agreement and the other Transaction Documents.

5.10 Transferred Contracts

(a)	Except as set forth in Schedule 5.10(a) of the Disclosure Schedule or as expressly contemplated by this Agreement, no Seller is party to or bound by any of the following that relate primarily to the Business, any of the Business Assets or Designated Employees:

(i)	any collective bargaining agreement or any other contract with any labor union, or severance agreements, programs, policies or arrangements applicable to Designated Employees;

(ii)	contract for the employment of any officer, individual employee or other Person on a full-time, part-time, consulting or other basis providing annual compensation in excess of $100,000 or contract relating to loans to officers, directors or Affiliates;

(iii)	agreement or indenture relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Business;

(iv)	guarantee of any obligation or any letter of credit arrangement;

(v)	lease or agreement under which any Seller is lessee of or holds or operates any property, real or personal, owned by any other party, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $10,000

(vi)	lease or agreement under which any Seller is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by any Seller;

(vii)	contract or group of related contracts with the same party or group of affiliated parties the performance of which involves annual consideration in excess of $10,000 or future expenditures or receipts over the life of such contract(s) in excess of $25,000;

(viii)	assignment, license, indemnification or agreement with respect to any intangible property (including, without limitation, any Intellectual Property Rights);

(ix)	warranty agreement with respect to its services rendered or its products sold or leased;

(x)	material agreement with any governmental entity; or

(xi)	contract or agreement prohibiting it from freely engaging in any business or competing anywhere in the world.

(b)	Other than as set forth in Schedule 5.10(b) of the Disclosure Schedule, neither Sellers nor any other party to any Contract referred to in Schedule 5.10(a) of the Disclosure Schedule or that is otherwise a Transferred Contract (the “Business Contracts”) is, or with the receipt of any Consent, notice or lapse of time would be, in Default under such Business Contract. Each Business Contract is valid and binding and enforceable in accordance with its terms against the Seller party thereto, and to Sellers knowledge, each other party thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors rights generally, except that the availability of equitable remedies, such as specific performance or injunctive relief, are subject to the discretion of the court before which any proceeding may be brought. Other than as set forth in Schedule 5.10(b) of the Disclosure Schedule, no party to any Business Contract has given notice requesting any termination, cancellation or modification of or waiver to any Transferred Contract materially adverse to any Seller, the Business or the Business Assets, and no Seller is aware of any threatened termination, cancellation or modification to any Transferred Contract materially adverse to any Seller, the Business or the Business Assets.

(c)	Except as set forth in Schedule 5.10(c) of the Disclosure Schedule, since January 1, 2002, no agreement, or series of related agreements relating primarily to the Business with any single customer or group of affiliated customers, with revenues in any twelve-month period prior to the date hereof in excess of $100,000 has terminated or been terminated, nor has any Seller received notice of any such termination.

(d)	As of the date hereof, Sellers have provided to Buyer or its legal counsel or have made available to Buyer or its legal counsel in the data room maintained by Dresdner Kleinwort Wasserstein, LLC in its Chicago, Illinois offices, a true, correct and complete copy of each of the written instruments, plans, contracts and agreements and an accurate description of each of the oral arrangements, contracts and agreements which are referred to in Schedule 5.10(a) of the Disclosure Schedule or are otherwise a Transferred Contract, together with all amendments, waivers and other changes thereto.

5.11 Litigation

Except as set forth in Schedule 5.11 of the Disclosure Schedule and other than with respect to Intellectual Property Rights matters which are addressed by Section 5.8, (a) there is no Legal Proceeding pending against or, to Seller’s knowledge, threatened against any Seller, which questions or challenges the validity of this Agreement or of the other Transaction Documents or any action taken or to be taken by Sellers pursuant hereto or thereto or in connection with the transactions contemplated hereby and thereby or (b) there is no, and there has not been in the last 12 months, any material Legal Proceeding involving, or arising in connection with, the Business Assets, the Business or, to Sellers’ knowledge, threatened with respect to the Business Assets or the Business. Neither the Business nor the Business Assets (and other than Transferred Intellectual Property Rights which are addressed by Section 5.8) are subject to any judgment, order or decree entered in any Legal Proceeding or any material agreement settling any Legal Proceeding except as set forth in Schedule 5.11 of the Disclosure Schedule.

5.12 Use of Real Property; Environmental Matters

No Seller has received any notice that it or any of such properties is in violation in any material respect of, or liable under, or subject to any Legal Proceeding with respect to, any applicable Law, order, decree, Permit or other governmental requirement relating to pollution, the protection of human health or the environment and the discharge or release of, or exposure to materials (including energy, odors and noise) into the environment or work place relating to such properties.

5.13 Taxes

(a)	Each Seller has duly and timely filed or, if not yet due, will timely file with the appropriate taxing authorities all material Tax Returns required to be filed with respect to or attributable to the Business or the Transferred Assets within the time prescribed by Law (including extensions of time approved by such taxing authorities) and timely paid or caused to be paid in full all Taxes due and payable by or with respect to the Business or the Transferred Assets. Such Tax Returns accurately and completely set forth or, if not yet filed, will accurately and completely set forth all material liabilities for Taxes with respect to the Business or Transferred Assets required under applicable Law to be reflected or included in such Tax Returns. To Seller’s knowledge, no material deficiencies or assessments for any Taxes with respect to the Business or the Transferred Assets have been proposed, asserted or assessed in writing which have not been resolved and paid in full, or which are not being contested in appropriate proceedings; and there are no Liens for Taxes upon the Business or the Transferred Assets except Liens for Taxes not yet due.

(b)	Buyer will not be required to deduct and withhold any amount pursuant to any applicable law upon the transfer of the Transferred Assets to Buyer.

5.14 Labor Matters; Employees

No Seller has entered into a collective bargaining agreement with respect to the Designated Employees. There is no labor strike, dispute, slowdown or work stoppage or lockout pending or, to Sellers’ knowledge, threatened against or affecting the Business. To the knowledge of a Seller, no union organizational campaign is in progress with respect to the Designated Employees. There is no unfair labor practice charge or complaint against the Business or any Seller with respect to the Business pending, or, to the knowledge of a Seller, threatened before the National Labor Relations Board; and Sellers have received no notice of the intent of any federal, state or local agency responsible for the enforcement of labor or employment Law to conduct any formal compliance review with respect to or relating to the Business and no such review is in progress. The name of each Designated Employee, such Person’s current annual salary and the amount of any bonus(es) paid to such Person in the twelve months preceding the Closing Date are each set forth in Schedule 5.14 of the Disclosure Schedule.

5.15 Employee Benefits Including ERISA Benefits

All contributions with respect to all Employee Benefit Plans for Designated Employees that are subject to Code Section 412 or ERISA Section 302 have been or will be timely made and there is no Lien under Code Section 412(n . To Sellers’ knowledge, none of Sellers or any of their ERISA Affiliates contributes to or is required to contribute to a “multiemployer plan,” as such term is defined in ERISA Section 3(37) Except as required by Section 4980B of the Code, no Employee Benefit Plan or other arrangement provides medical or death benefits (whether or not insured) with respect to Designated Employees in the United States of America beyond their retirement or other termination of employment. Any continuation coverage provided under any welfare benefit plans complies (and Sellers and their ERISA Affiliates have complied) with Section 4980B of the Code and is at the expense of the participant or beneficiary.

5.16 Compliance With Laws; Permits

Except for environmental matters (for which the only representations and warranties made by Sellers are contained in Section 5.12(b) of this Agreement), since June 1, 1999, the Business has been and is being conducted in material compliance with all applicable Laws. No Seller is in Default with respect to any order of any court, governmental authority, court or out of court settlement, or arbitration board or tribunal to which it is a party relating to or affecting the Business or, to the knowledge of a Seller, to which the Business is subject. No Seller has been notified with respect to the Business that it is in violation in any material respect of any applicable Laws or that it has failed to obtain any material licenses, permits, franchises or other governmental authorizations necessary or reasonably advisable to the ownership of the Transferred Assets or to the conduct of the Business. Each such material license, permit, franchise or other governmental authorization is identified in Schedule 5.16 of the Disclosure Schedule and Sellers are in material compliance with each such license, permit, franchise or other governmental authorization so identified.

5.17 Brokers and Finders

Other than Dresdner Kleinwort Wasserstein, LLC the fees of which are the responsibility of Sellers, Sellers have not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

5.18 Software

(a)	Schedule 5.18(a) of the Disclosure Schedule sets forth a true, correct and complete list of all Software owned by a Seller that was developed by or for a Seller or Seller Affiliate and used in the Business.

(b)	Schedule 5.18(b) of the Disclosure Schedule sets forth a true, correct and complete list of the Software owned by a third party that is licensed by a Seller or a Seller Affiliate and used in the Business.

(c)	Schedule 5.18(c) of the Disclosure Schedule sets forth a true, correct and complete list of the Software developed by or for a Seller or Seller Affiliate that is owned by a third party but is used by a Seller or a Seller Affiliate in the Business.

(d)	Each Seller has the right to use the Transferred Third-Party Software pursuant to valid licenses in favor of the Seller party thereto, enforceable against such Sellers in accordance with its terms, and each other party thereto, except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors rights generally, and except that the availability of equitable remedies, such as specific performance or injunctive relief, are subject to the discretion of the court before which any proceeding may be brought.

(e)	Each Seller or Seller Affiliate is in compliance with the terms and conditions of each license pursuant to which it licenses any of the Transferred Third-Party Software and there is neither any Default nor any event which, with notice or the lapse of time or both, will become a Default by such Seller or, to Sellers’ knowledge, any other parties thereto under any such license.

(f)	Except as set forth in Schedule 5.18(f) of the Disclosure Schedule, no open source source code, freeware, libraries or any source code subject to the GNU General Public License, any similar open source license or any other license requiring the disclosure of source code, has been used to create any of the Owned Software or, to the knowledge of Sellers, the Transferred Third-Party Software.

(g)	Except as set forth in Schedule 5.18(g) of the Disclosure Schedule, no Person has any right or license to use any of the Software listed in Schedule 5.18(a) of the Disclosure Schedule or any version of Software that would be considered a derivative work thereof. For purposes of this Schedule 5.18(g), the term “derivative work” shall have the same meaning as provided in 17 U.S.C. § 101.

5.19 Sufficiency of Assets and Services

The Transferred Assets (together with the rights granted by Sellers to, and the services to be performed by Sellers for, Buyer under the Transaction Documents) shall provide Buyer with the means and capability to perform, in all material respects, the obligations Buyer is assuming under the Transferred Customer Contracts in substantially the same manner as such obligations have been performed by Sellers prior to the Closing and otherwise to conduct the Business immediately after the Closing in the ordinary course thereof and in accordance with past practices, other than services included in the corporate overhead of Sellers that are set forth in Schedule 5.19 of the Disclosure Schedule.

5.20 Absence of Undisclosed Liabilities

Except as set forth in Schedule 5.20 of the Disclosure Schedule, no Seller has any material obligation or liability relating to the Business or the Transferred Assets (whether accrued, absolute, contingent, unliquidated or otherwise, whether or not known to any Seller, whether due or to become due and regardless of when asserted) arising out of transactions entered into at or prior to the Closing, or any action or inaction prior to the Closing, any state of facts existing at or prior to the Closing other than (i) liabilities set forth on the Latest Balance Sheet (including any notes thereto, if any), (ii) liabilities and obligations which have arisen after the date of the Latest Balance Sheet in the ordinary course of business (none of which is a liability resulting from the breach of contract, breach of warranty, tort, infringement, claim or lawsuit), (iii) other liabilities and obligations expressly disclosed in the other Disclosure Schedules and (iv) liabilities under Contracts disclosed or not required to be disclosed.

5.21 Insurance

Schedule 5.21 of the Disclosure Schedule lists and briefly describes each insurance policy maintained by the Sellers.

5.22 No Other Representations or Warranties

Except for the representations and warranties of the Sellers contained in this Article V and elsewhere in this Agreement or in any other Transaction Documents, no Seller nor any other Person makes any express or implied representation or warranty on behalf of Sellers, and each Seller hereby disclaims any such representation or warranty whether by a Seller or any of its Affiliates, officers, directors, employees, agents or representatives or any other Person. Buyer acknowledges that no Seller has made and that each Seller makes no representation or warranty hereunder with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Business, except as set forth in this Agreement and in the other Transaction Documents.

5.23 Control of the Sellers.

Each Seller other than EDS is a direct or indirect majority-owned controlled subsidiary of EDS.

5.24 Representations, Warranties and Disclosure.

(a)	THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT AND IN THE OTHER TRANSACTION DOCUMENTS ARE EXCLUSIVE AND IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND WHATSOEVER FROM SELLERS AND THEIR AFFILIATES, NONE OF WHOM HAVE MADE OR SHALL BE DEEMED TO HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, SUITABILITY OR ORIGINALITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR RESULTS TO BE DERIVED FROM USE. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT (A) THE TRANSFER OF THE TRANSFERRED ASSETS BY SELLERS TO BUYER PURSUANT TO THIS AGREEMENT SHALL BE WITHOUT EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY BY SELLERS OR ANY OF THEIR AFFILIATES, AND (B) BUYER SHALL UNCONDITIONALLY ACCEPT THE TRANSFERRED ASSETS “AS IS, “WHERE IS” AND “WITH ALL FAULTS”.

(b)	Each representation or warranty made herein that is made “to Sellers’ knowledge” is based on the knowledge or awareness of those Persons listed in Schedule 5.24 of the Disclosure Schedule on the date hereof and on the Closing Date, as applicable, after due inquiry.

(c)	Notwithstanding anything to the contrary contained in this Agreement or in any of the Schedules in the Disclosure Schedule, no exceptions to any representation and warranties disclosed in one Schedule in the Disclosure Schedules shall constitute an exception to any other representation or warranty made in this Agreement unless such disclosure is reasonably constructed so as to provide the Buyer with effective disclosure of the information to be provided in the applicable Schedules. Certain information set forth in the Schedules in the Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Sellers in this Agreement or that it is material, and such information shall not establish a standard of materiality. .

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in Disclosure Schedule (which qualifies the following representations and warranties regardless of whether the representations and warranties expressly refer or are qualified by reference thereto), Buyer represent and warrant to Sellers as follows:

6.1 Organization; Existence; Qualification

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is (i) duly qualified or licensed to do business as a foreign corporation and (ii) in good standing in each jurisdiction in which such qualification is required, except where failure to be so qualified would not reasonably be expected to have a material adverse effect on Buyer.

6.2 Power; Authority; Enforceable Obligations

Buyer has full corporate power and authority to enter into this Agreement and any of the other Transaction Documents to which it is party and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby, have been, or will be by the Closing Date, duly authorized by all requisite corporate action on the part of Buyer. This Agreement is, and each of the other Transaction Documents to which Buyer is party when executed and delivered at Closing will be, a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such validity, binding effect or enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, fraudulent transfer, moratorium (whether general or specific) or other Law now or hereafter in effect affecting the enforceability of creditors rights generally, and except that the availability of equitable remedies, such as specific performance or injunctive relief, are subject to the discretion of the court before which any proceeding may be brought.

6.3 No Conflicts; Consents

Neither the execution or delivery Buyer of this Agreement or any other Transaction Document to which it is a party, nor the performance of its respective obligations hereunder or thereunder, will: (i) require Buyer to obtain the Consent of, or deliver any notice, filing or application to, any governmental, administrative or regulatory authority (whether federal, state, local or other) with respect to the transfer of the Transferred Assets or the assumption of the Assumed Liabilities or the performance Buyer’s obligations under any Transaction Document, (ii) (A) result in a breach of, or violate or conflict with any of the terms or provisions of, (B) constitute a default under, (C) result in the creation of any Lien upon any of the Business’s assets pursuant to, (D) give any third party the right to modify, terminate or accelerate any obligation under or (E) require Buyer to obtain the Consent of, or deliver any notice, filing or application to any Person pursuant to, the charter documents or bylaws of Buyer, or any agreement, instrument, order, judgment or decree to which Buyer or any of the assets of the Business is bound; or (iii) violate in any material respect any Law binding on Buyer, in each case other than (1) filings pursuant to the HSR Act, or any other Law in any jurisdiction with respect to competition, significant corporate transaction, or labor transfers or other employee matters, (2) compliance with any state bulk sales law, any factory closing law or any similar Law, (3) (with respect only to the foregoing clause (iii)(E) as set forth in the Debt Commitment Letter, or (4) as set forth in Schedule 6.3 of the Disclosure Schedule.

6.4 Litigation

There is no Legal Proceeding pending or, to the knowledge of Buyer, threatened against Buyer, as the case may be, or which questions or challenges the validity of this Agreement or of the other Transaction Documents or any action taken or to be taken by Buyer, as the case may be, pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby.

6.5 Brokers and Finders

Buyer has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

6.6 Availability of Funds

Attached hereto as Exhibit 6.6 is a true and correct copy of the senior debt financing commitment letter (the “Debt Commitment Letter”) issued to Buyer by Lehman Brothers, Inc. on or prior to the date hereof in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

6.7 Experience

Buyer acknowledges that there is no special relationship of trust between Buyer, on the one hand, and Sellers, on the other hand, and that Buyer have only a contractual relationship with Sellers with respect to this Agreement and the Transaction Documents, based solely on the terms thereof.

6.8 No Other Representations or Warranties

Except for the representations and warranties of Buyer contained in this Article 6 and elsewhere in this Agreement or in any other Transaction Documents, Neither Buyer nor any other Person makes any express or implied representation or warranty on behalf of Buyer, and Buyer hereby disclaims any such representation or warranty, whether by Buyer or any of its Affiliates, directors, officers, employees, agents or representatives or any other Person.

ARTICLE 7

COVENANTS OF THE PARTIES

7.1 Conduct of Business

Each Seller agrees that from the date of this Agreement until the Closing Date:

(a)	Such Seller will cause the Business to be conducted consistent with the ordinary and normal course of business existing prior to the date of this Agreement (including the collection of receivables and the payment of payables) and will use commercially reasonable efforts to:

(i)	preserve business relationships with material customers and vendors and suppliers of the Business; and

(ii)	maintain the Business Assets consistent with past practice.

(b)	The Sellers will not without the prior written consent of Buyer:

(i)	sell, lease, transfer, assign or otherwise dispose of or encumber any Business Assets, except in the ordinary course of business consistent with past practice the value of which does not exceed $10,000 individually or $25,000 in the aggregate;

(ii)	permit or allow any of the Business Assets to become subject to any Lien, other than Permitted Liens;

(iii)	cancel any debts or waive any claims or rights of substantial value included in the Business Assets;

(iv)	grant any increase in the compensation of any Designated Employee (including any such material increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or enter into or terminate any employment agreement with any Designated Employees, other than in the ordinary course of business or as required by Law;

(v)	enter into, modify, amend or terminate any Business Contract other than non-material modifications or amendments made in the ordinary course of business consistent with past practice or extend or renew any Business Contract on materially different terms;

(vi)	make any commitment for any capital expenditure that aggregates in excess of $25,000 in connection with the Business;

(vii)	acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit relating to the Business; or

(viii)	change any method or period of accounting, or change any significant accounting policy (including with respect to the collection of accounts receivable, purchases of supplies, repairs and maintenance, payment of accounts payable and levels of capital expenditures), practice or procedure, make or change any election, change an annual accounting period,.

(c)	Such Seller will not agree or commit, whether in writing or otherwise, to do any of the acts prohibited by Section 7.1(b) unless prior approved in writing by Buyer.

7.2 Buyer’s Investigation; Full Access

Following execution of this Agreement until the Closing Date, during Sellers’ normal business hours and as permitted by Law and, with respect to the Transferred Leasehold Interests sites, subject to the terms of underlying leases and the presence of a designated representative of Sellers, Sellers shall (i) permit Buyer and its Affiliates and their officers, directors, employees, auditors and other agents reasonable access to the Business Assets, all Books and Records pertaining to the Business and the Business Assets, and the officers, directors, employees, agents, key customers, and key service providers of the Business or the Business Assets and (ii) furnish Buyer with all relevant financial, operating and other data and information with respect to the Business as Buyer, through its officers, employees, representatives or agents, or as Buyer’s financing sources, may reasonably request; provided that (a) Buyer’s investigation of these items shall be conducted so as not to unreasonably interfere with Sellers’ or the Business’ operations, (b) such reasonable access to key customers and key service providers shall be provided only upon the following terms and conditions: (1) after reasonable advance notice has been given to any of Leigh Ann Davey, Jeremy South or Patrick McInroe and (2) the presence of any of Leigh Ann Davey, Jeremy South or Patrick McInroe or any person designated by the foregoing persons and (c) all requests for information and responses thereto shall be provided under the terms of the Confidentiality Agreement between EDS and Buyer, dated as of April 22, 2004 (the “Confidentiality Agreement”). Notwithstanding any other provision to the contrary in this Section 7.2, Sellers are under no obligation to provide Buyer with any information whose distribution is restricted by any confidentiality agreement with a third party; provided that, to the extent reasonably requested by Buyer, Sellers shall request any Consents necessary to provide Buyer with such information, in accordance with the terms of the Confidentiality Agreement. In such event, Buyer shall keep such information confidential.

7.3 Books and Records; Furnishing Information

From and after the Closing Date, Buyer shall retain all Transferred Books and Records and Sellers shall retain any of their other books, records and other documents containing information pertaining to the Business in existence on the Closing Date, in each case, until the seventh anniversary of the Closing Date or, if earlier, in accordance with Buyers and Sellers’ document retention policies. Upon request of the other, each of Buyer and Sellers shall make the same available for inspection and copying by the requesting party or its authorized representatives at the requesting party’s expense during normal business hours, upon reasonable request and upon reasonable notice. Without limiting the generality of the foregoing, Buyer, at Sellers’ expense, shall make available to Sellers and their authorized representatives all information Sellers deem necessary or desirable to prepare their financial statements and conduct any audits in connection therewith, and Sellers, at Buyer’s expense, shall make available to Buyer and its authorized representatives all information Buyer deems necessary or desirable to prepare its financial statements and conduct any audits in connection therewith. Notwithstanding any other provision to the contrary in this Section 7.3, Sellers are under no obligation to provide Buyer with any information as to which disclosure is restricted by any confidentiality agreement with a third party in existence as of the Closing; however, to the extent reasonably requested by Buyer, Sellers will request any Consents necessary to provide Buyer with such information on a confidential basis. Immediately following the Closing, Sellers shall deliver to Buyer the Business-related contents of the data rooms maintained by EDS in Plano, Texas and Dresdner Kleinwort Wasserstein, LLC in Chicago, Illinois

7.4 Consummation of Transactions; Consents

(a)	Subject to the terms and conditions hereof, Sellers and Buyer shall use all commercially reasonable efforts to consummate and make effective the transactions contemplated by this Agreement.

(b)	Promptly upon receipt of knowledge thereof, each of Sellers and Buyer shall notify the other in writing and keep the other advised as to (i) any Legal Proceeding pending, or to its knowledge threatened, which challenges the transactions contemplated hereby or by the other Transaction Documents and (ii) any event or circumstance which would constitute a material breach of their respective representations, warranties, agreements and covenants in this Agreement; provided, however, that the failure of Sellers or Buyer to comply with clause (ii) shall not subject Sellers or Buyer to any liability hereunder except as and to the extent Sellers or Buyer would be responsible for a breach of such representation, warranty, or covenant pursuant to Article 11 (including the limitations on recovery and the time periods for bringing claims thereunder). Subject to the provisions of Article 12, Sellers and Buyer shall not take any action inconsistent with their obligations under this Agreement or which would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

(c)	As promptly as practicable after the execution of this Agreement, Sellers and Buyer shall use their commercially reasonable efforts at the earliest practicable date to (i) file all reports, notifications, applications and other documents that may be required to be filed with any and all governmental, administrative or regulatory authorities having proper jurisdiction over Sellers and Buyer in connection with this Agreement, the purchase by Buyer, and the sale by Sellers, of the Transferred Assets and the Business, and any other transactions contemplated hereby or by any other Transaction Document, including filings under the HSR Act or any similar Law under the laws of any other country having proper jurisdiction; (ii) reasonably cooperate with each other in connection with such filings or responses to requests for additional information; and (iii) take commercially reasonable actions to resolve any objections raised by any of such authorities and avoid or eliminate as soon as practicable, any impediment under any Laws that may be asserted by any governmental authority so as to enable the parties to expeditiously close the transactions contemplated by this Agreement; provided that satisfaction of the requirements of this clause (iii) shall not be deemed to require the acceptance by Buyer of divestitures of businesses or assets of Buyer or any of their Affiliates, or of the Transferred Assets. To the extent permitted by Law, the parties shall furnish to each other such necessary information and reasonable assistance as each may request in connection with their preparation of necessary filings with such authorities.

(d)	Sellers shall use their commercially reasonable efforts to obtain at the earliest practicable date and prior to the Closing all contractual Consents of third parties identified in Schedule 5.3 related to the consummation of the transactions contemplated hereby. Buyer shall use its commercially reasonable efforts to obtain at the earliest practicable date and prior to the Closing all contractual Consents of third parties identified in Schedule 6.3 related to the consummation of the transactions contemplated hereby. The parties will provide to each other copies of each such Consent promptly after it is obtained and shall reasonably cooperate with each other in providing financial and other information required by third parties to effect such Consents. To the extent any such Consent is not received prior to the Closing, Sellers and Buyer shall continue after Closing to use their commercially reasonable efforts to obtain at the earliest practicable date all such Consents in accordance with the processes outlined and described in Section 4.3, and thereafter the provisions of Article 11 shall apply.

7.5 Agreements Regarding Confidentiality

(a)	Each of Sellers, on the one hand, and Buyer, on the other hand, from and after the Closing (including after the Closing, (i) for Sellers only with respect to the Business, the Transferred Assets, the Assumed Liabilities and the other businesses and/or assets of Buyer, and (ii) for Buyer only with respect to the Retained Assets, Retained Liabilities and other businesses and/or assets of Sellers), shall not, without the prior written consent of the other, disclose to any Person, confidential information relating to or concerning the Transferred Assets, the Business, or Buyer, in the case of Sellers, or the Retained Assets, any businesses of Sellers (other than the Business), or Sellers, in the case of Buyer, obtained by or in the possession of Sellers or Buyer, as the case may be, prior to the Closing Date (the “Confidential Information”), except to its officers, directors, employees, and representatives who need to know such information for purposes of the transactions contemplated by this Agreement and the other Transaction Documents, Taxes, accounting, litigation and in the case of Sellers other matters necessary in respect of Sellers’ ownership, prior to the Closing, of the Transferred Assets or the Business, unless, upon the advice of the disclosing party’s counsel, disclosure is required to be made under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, other Law or the rules of the New York Stock Exchange or any other relevant securities exchange. In any event, compliance by a Person referenced in the preceding sentence with the confidentiality obligations set forth in this Section 7.5 shall remain the responsibility of the party employing or engaging such Person. In the event that a party is requested or required by documents subpoena, civil investigative demand, interrogatories, requests for information, or other similar process to disclose any Confidential Information which otherwise may not be disclosed except as set forth in the preceding sentence, such party shall provide the other parties with prompt notice of such request or demand or other similar process so that the party seeking to prevent disclosure may seek an appropriate protective order or, if such request, demand or other similar process is mandatory, waive the disclosing party’s compliance with the provisions of this Section 7.5, as appropriate. The term “Confidential Information” does not include information which (i) becomes generally available to the public other than as a result of disclosure by Sellers or Buyer, as the case may be; (ii) was available on a non-confidential basis prior to its coming into the disclosing party’s possession; or (iii) becomes available to the disclosing party on a non-confidential basis from a source other than the other party, provided that such source is not bound by a confidentiality agreement with the disclosing party or its representatives.

(b)	For purposes of this Section 7.5, Sellers shall include Sellers, their respective subsidiaries and Affiliates, and any of their respective directors, officers, employees and representatives, and Buyer shall include Buyer, its subsidiaries and Affiliates, and any of their respective directors, officers, employees and representatives.

(c)	Notwithstanding anything herein to the contrary, each party to this Agreement may (without prior notification to, or approval or consent by, any other party) disclose to taxing authorities and/or to such party’s representatives (including outside counsel and advisors) any Confidential Information that is required to be disclosed in connection with such party’s tax filings, reports, claims, audits, or litigation.

7.6 Public Disclosures

In connection with the execution of this Agreement and in connection with the Closing, Sellers and Buyer jointly shall plan, coordinate and release any related press release and other public announcements, statements or communications, unless the contents of such press release or other public announcements were previously disclosed pursuant to a joint agreement by Buyer and Sellers as provided in this sentence. Prior to the Closing Date, no party to this Agreement shall issue any press release or make any other public disclosures, announcements, statements or communications concerning this transaction or the contents of this Agreement without the prior written consent of the other party. Notwithstanding the above, nothing in this Section shall preclude any party from making any disclosures required by Law or applicable stock exchange rules or necessary and proper in conjunction with the filing of any Tax Return or other document required to be filed with any governmental body, authority or agency; provided, however, that the party required to make the release or statement shall allow the other party reasonable time to comment on such release or statement in advance of such issuance.

7.7 Payments Received; Vendor Invoices

From and after the Closing, each of Sellers and Buyer shall hold and promptly transfer and deliver to the other party, from time to time, as and when received by such party, such part of any payments or property which properly belongs to another party, and shall account for such other party all such receipts.

7.8 Further Assurances

From time to time after the Closing Date, each of Sellers and Buyer shall, at its sole expense, execute and deliver, at the reasonable request of another party, such other and further instruments of sale, assignment, assumption, transfer and conveyance and take such other and further action as may be reasonably requested by the other party in order to vest in Buyer and put Buyer in possession of the Transferred Assets and to give effect to Buyer’s assumption of the Assumed Liabilities. Buyer shall make available to Sellers, at Sellers’ sole expense and subject to the terms of the Confidentiality Agreement and the provisions of Section 7.5 hereof, any and all records, documents or personnel to the extent reasonably related to Sellers’ ability to defend or assert any and all material claims relating to events or omissions prior to the Closing.

7.9 Trademarks

As soon as practicable following the Closing (but in no even later than the end of the first 180 days following the Closing), Buyer shall discontinue the use, directly or indirectly, in any manner or form, of all Trademarks owned by Sellers and not transferred to Buyer hereunder (including the names “Electronic Data Systems Corporation” and “EDS”) and any derivatives thereof and any corresponding logos, except for the limited purpose of clarifying within the first 24 months following the Closing that the Business is no longer owned or operated by Sellers.

7.10 Non-competition

(a)	During the period that extends until the 5th anniversary of the Closing Date, Sellers shall not, and shall cause the members of the Seller Control Group not to, in each case directly or indirectly:

(i)	engage in the conduct of the Business, the provision of any other ancillary services or programs conducted or provided by the Sellers in connection therewith as of the Closing Date, or in any WiFi or mobile payment processing that relates to mobile-based transaction handling, setup, authentication, clearing or settlement (the “Prohibited Services”) in any country (1) in North America, or (2) where any customers of the Business conduct business activities or provide services in each case which utilize services of the Business (the “Prohibited Area” and, collectively with the Prohibited Services, the “Prohibited Business”);

(ii)	be or become engaged in any enterprise servicing customers in the Prohibited Area and having the names “Interoperator Services” or “IOS”, or any derivative thereof or any name likely to cause confusion with respect to such names.

(b)	It is expressly understood and agreed that the following activities by any member of the Seller Control Group, directly or indirectly, shall not constitute a breach or violation of this Section 7.10:

(i)	owning an interest (which may include the designation of less than a majority of directors to such organization’s board or equivalent governing body), of not more than 5% in the aggregate of any class of equity interest of any business organization that engages in the Prohibited Business if such equity interest is publicly traded and listed on any national or regional stock exchange or on the NASDAQ market system;

(ii)	subject to the other provisions of this Agreement and the Transaction Documents, licensing, marketing, transferring or otherwise selling any Retained Asset (except for the principal purpose of providing Prohibited Services);

(iii)	making proposals to or at the request of any Person or responding to any request or solicitation for proposal from any Person for any types of products or services other than for the Prohibited Business;

(iv)	an acquisition of another Person which is engaged primarily in a business other than the Prohibited Business whether by means of merger, business combination or other transaction (“Transaction”) where such Person is also engaged in the

Prohibited Business (the “Acquired Person”) and the EDS Control Group is the continuing or surviving entity thereof, provided that (a) the revenues attributable to the Prohibited Business of such Acquired Person during the calendar year immediately preceding such Transaction shall not exceed 15% of the total revenues of such Acquired Person during such calendar year and (b) the EDS Control Group shall cause such Acquired Person to maintain its existing Prohibited Business only in the ordinary course and not permit the expansion of the base of the Prohibited Business of the Acquired Person beyond that existing as of the date the agreement for the Transaction is entered into or beyond that required by existing contractual obligations of the Acquired Person as of the date on which the agreement for the Transaction is entered;

(v)	indirect investment by a Seller in any venture capital arrangement (whether incorporated or unincorporated) in the information technology services sector, provided that any such indirect investment does not involve a Seller’s taking or sharing of any direct or indirect role in the management or operation of any entity in which the fund invests or any direct role in the appointment of the directors or officers of such an entity;

(vi)	agreeing to provide services or otherwise engaging in activities and/or transactions (each in the ordinary course of the services or businesses any such member of the EDS Control Group is or may be engaged in) to or with any unaffiliated third party for which one or more activities might be deemed to be in the Prohibited Business but for which one or more of such activities are bundled together with ordinary course information technology, telecommunications, or consulting products, services or activities (a “Bundled Services Arrangement”) but for which the EDS Control Group member ultimately subcontracts to Buyer or another third party for such Prohibited Services; provided that (1) no EDS Control Group member may actively market to provide Prohibited Services (it being understood that the purpose of this provision is to permit EDS Control Group members the opportunity to compete for competitively bid Bundled Services Arrangements where delivery of Prohibited Services is a requirement to participation in the bidding process for such Bundled Services Arrangements), (2) the anticipated revenues derived from the Prohibited Services portion of the Bundled Services Arrangement is less than 10% of the total expected revenues under the entire Bundled Services Arrangement and (3) prior to contacting or subcontracting with any other provider of Prohibited Services, the EDS Control Group member shall have notified Buyer of the opportunity to bid for the Prohibited Services portion of the Bundled Services Arrangement and shall have negotiated in good faith to reach agreement on terms under which Buyer would provide the Prohibited Services thereunder. No EDS Control Group member shall take any action reasonably designed to discourage any customer from utilizing Buyer for the provision of Prohibited Services; or

(vii)	providing services that are in the nature of the Prohibited Business in the Prohibited Area to Telcel (Mexico) and IMC (Europe) which services are being provided to such customers as of the date hereof.

(c)	After the Closing, Sellers shall not, and shall cause the members of the Seller Control Group not to, (i) sell, transfer, convey or assign to any Person other than Buyer any ownership interest in any Deferred Transferred Asset, (ii) sell, transfer, convey or assign to any Person other than Buyer any ownership interest in any Licensed Assets which would materially and adversely affect Buyers’ rights under the IP License Agreement, (iii) grant to any Person other than Buyer any right or license to use, copy, distribute or prepare derivative works of any Deferred Transferred Asset, or (iv) use any Deferred Transferred Asset for the benefit of any Person other than Buyer.

Whenever possible, each provision in this Section 7.10 shall be interpreted in a manner to be effective and valid under applicable law. However, if, in any proceeding brought to enforce this Section 7.10, any such provision is deemed unreasonable in scope or otherwise, then such provision shall be automatically reformed or modified so that it is enforceable to the maximum extent permitted by applicable law and then so enforced in such proceeding.

7.11 Revisions to the Disclosure Schedule

Sellers may revise the Disclosure Schedule by delivering a revised the Disclosure Schedule to Buyer promptly after the date of discovery of an item to be disclosed. Buyer shall have the right to review the revised the Disclosure Schedule for a period of 30 days after receipt thereof. At any time within such 30-day time period Buyer shall have the right to (a) terminate this Agreement by notice to Sellers if the revised information would reasonably be likely to have a Seller Material Adverse Effect or (b) propose an adjustment to the Cash Purchase Price or other corrective measure (which may include an indemnity related to the matter disclosed) if the revised information is not reasonably likely to constitute a Seller Material Adverse Effect, which adjustment shall be reasonably related to the items disclosed. Such notice, if pursuant to Section 7.11(a), shall generally specify the information forming the basis for the decision to terminate, and the basis for determining that the revised information would be reasonably likely to have a Seller Material Adverse Effect or, if pursuant to Section 7.11(b), the general basis of Buyer’s proposal to adjust the Cash Purchase Price. Sellers shall have 14 days after receipt of the notice to review with Buyer the information forming the basis for the decision. If the parties cannot agree on corrective measures (including a Cash Purchase Price adjustment or indemnity related to the matter disclosed) within such 14-day period, then this Agreement shall terminate. If this Agreement is not terminated as permitted by this Section, or if the proposed Cash Purchase Price adjustment is accepted by Sellers, or Buyer and Sellers otherwise agree on the amount of the Cash Purchase Price adjustment (or other corrective measures), the Cash Purchase Price shall be adjusted, as applicable, Buyer shall be deemed to have accepted such revisions, the Disclosure Schedule attached to this Agreement as of the date hereof shall be deemed to be superseded by the revised the Disclosure Schedule and this Agreement shall not terminate; provided, however, any such revision of the Disclosure Schedule shall not affect the rights of the Buyer Group to indemnification under Section 11.2, except that Buyer shall not seek indemnification pursuant to Section 11.2(a)(i) without giving effect to such revision and acceptance.

7.12 No-hire; Non-solicit

During the period that extends until the 2nd anniversary of the Closing Date, Sellers shall not, and shall cause the members of the Seller Control Group not to, solicit, hire or cause to be hired any Transferred Employee, any persons which they knew or reasonably should know are Employees of Buyer or any of Buyer’s Affiliates or any persons who are Employees of Buyer or any of Buyer’s Affiliates with whom representatives of Sellers came into contact in connection with the transactions contemplated hereby or otherwise enable, encourage or assist, directly or indirectly, any such persons to terminate their employment with Buyer or such Affiliates, including the Designated Employees. Notwithstanding the foregoing, Buyer acknowledges and agrees that this Agreement will not prohibit (x) solicitations through advertising or other publications of general circulation; or (y) the solicitation for hire or hiring of any person whose employment has been terminated by Buyer; provided, however, Sellers agree not to use the exceptions provided in (x) or (y) of this sentence for the purpose of circumventing the general intention of this Section 7.12.

7.13 Exclusivity

(a) Sellers shall not, and shall cause each of their respective Affiliates and their respective officers, directors, employees, agents and representatives (including any investment banker, attorney or accountant retained by any of them) (collectively, “Seller Representatives”) to not, with respect to the Business, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer with respect to a purchase and sale transaction involving the stock of any Seller or all or any substantial portion of the assets of the Business, or, with respect to the Business, a transaction structured as a merger, consolidation, combination, joint venture or similar transaction (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or engage in any negotiations concerning or provide any confidential information or data to or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

(b) Sellers will promptly notify Buyer of the receipt of any Acquisition Proposal. Sellers shall immediately cease and cause any of their Affiliates and other Seller Representatives to cease any and all existing activities, discussions or negotiations with any parties (other than Buyer) conducted heretofore with respect to any of the foregoing.

7.14 Tax Proceedings

(a)	Except as otherwise provided in Section 3.3(c) with respect to Transfer Taxes, in the case of an audit by a governmental authority or administrative or judicial proceeding that relates to Taxes (a “Tax Claim”) with respect to a period ending on or before the Closing Date, Sellers shall have the sole right, at their expense, to control the conduct of such audit or proceeding; provided, however, that Sellers shall not, without the written consent of Buyer (which consent may not be unreasonably withheld, conditioned or delayed), consent to or otherwise concede any proposed adjustment which would have a materially adverse effect on the Taxes of Buyer related to the Business or any Transferred Asset for taxable periods ending after the Closing Date. Buyer shall control the defense and settlement of any Tax Claim relating to taxable periods or portions thereof that begin on or after the Closing Date, provided, however, that Buyer shall not, without the written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed) consent or otherwise concede any proposed adjustment would have a materially adverse effect on the Taxes of a Seller related to the Business or any Transferred Asset for taxable periods ending on or before the Closing Date. .

(b)	To the extent reasonably requested by the Buyer (or its designees) in connection with the filing of any Tax Return, tax planning, claim for refund or the conduct of any Tax Claim, the Sellers and their affiliates shall grant to the Buyer (or its designees) reasonable access to the information, books and records relating to the Business and Transferred Assets within the possession of the Sellers or any of their affiliates (including workpapers and correspondence with taxing authorities), shall afford the Buyer (or its designees) the right (at the Buyer’s expense) to take extracts therefrom and to make copies thereof, and shall provide the Buyer reasonable access to their employees who are knowledgeable regarding the relevant Tax matters. The Sellers and the Buyer agree (A) to retain all books and records with respect to Tax matters pertinent to the Business and the Transferred Assets relating to any taxable period beginning on or prior to the Closing Date until expiration of the statute of limitations) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the other party to take possession of such books and records.

7.15 S-X and Audited Financial Statements

Sellers will deliver to Buyer as soon as practicable the reports and audited financial statements relating to the Business which it has engaged KPMG to prepare and deliver pursuant to that certain letter of engagement between EDS and KPMG LLC dated as of August 20, 2004, a copy of which is made a part of this Agreement as Exhibit 7.15. In addition, both prior to and after the Closing, Sellers shall furnish to Buyer any information or documents necessary for Buyer’s completion of financial statements prepared in accordance with Regulation S-X of the Securities Act of 1933, as amended (the “S-X Financials”) to the extent reasonably possible, and Sellers agree to execute any customary and reasonable management representation letters necessary to permit Buyer’s independent accountants to issue unqualified reports with respect to such S-X Financials. In addition, both prior to and after the Closing, Sellers will make available its personnel and otherwise provide support in connection with the preparation of the S-X Financials or any audit, and in responding to inquiries and other requests of the Securities Exchange Commission related to such financial statements, in each case, to the extent reasonably requested by Buyer.

7.16 No Copies of Transferred Software

Promptly after the Closing, except as may be necessary for Sellers to provide any services under the Transition Services Agreement (such as disaster recovery services), Sellers agree to use their best efforts to erase and destroy all copies or reproductions (whether printed or in electronic, tape or other format) of any and all Software which constitute Transferred Assets in their possession or control, or in the possession or control of any member of the Seller Control Group, and will not otherwise provide or make available such Software to any third parties. Upon Buyers’ request, Sellers will certify in writing that they have complied with this covenant. Notwithstanding the foregoing, for any Software that is also a Transferred Asset, Seller may, prior to the Closing Date, deposit with a reputable software escrow service, at Seller’s cost and expense, one copy of the executable code and source code versions of such Software (the “Deposit Materials”) after entering into an escrow agreement with such escrow service that is reasonably acceptable to Buyer. Such escrow agreement shall provide for at least the following in order to be deemed reasonably acceptable to Buyer: (i) the release to Seller of the Deposit Materials shall be permitted solely in the event Seller requires such materials as evidence to defend against a then-pending, third-party claim of breach of contract, infringement or misappropriation related to the Deposit Materials (which, for the avoidance of doubt, shall include a qualifying claim by Buyer against Sellers for breach under this Agreement); (ii) that written notice must be provided to Buyer no less than ten (10) Business Days prior to any such release of the Deposit Materials indicating that Seller has requested a release of the Deposit Materials; (iii) that Buyer has the right to object to such requested release in the event such request is inconsistent with (i) above; and (iv) that Buyer is a third-party beneficiary to such escrow agreement.

7.17 Delayed Transfer of Certain Assets.

Notwithstanding anything in this Agreement to the contrary, the assets listed on Exhibit 7.17 attached hereto (as such list may be updated and modified by mutual agreement of the parties prior to the Closing, the “Delayed Transferred Assets”) shall not transfer to Buyer at the Closing but shall instead remain the property of Sellers (as applicable) until the earlier to occur of (i) such time as Buyer delivers written notice to Sellers that they are relieved of providing services to Buyer with respect to such Delayed Transferred Asset under Service Order No. 1 under the Transition Services Agreement and (ii) the date upon which Service Order No. 1 under the Transition Services Agreement expires or is terminated by its terms (such date, the “Delayed Transfer Date”), at which time the consummation of the transfer with respect to any Delayed Transferred Assets shall be deemed to automatically occur without any further actions required by any party. After the Closing but prior to the Delayed Transfer Date, Sellers shall maintain all Delayed Transferred Assets in the ordinary course and with the same degree of care as the Delayed Transferred Assets were maintained by Sellers prior to the Closing (including, without limitation, by maintaining all appropriate hardware and software maintenance agreements applicable to such assets). Sellers shall only use the Delayed Transferred Assets for the benefit of Buyer in connection with the delivery of services under the Transition Services Agreement and shall not transfer any of the Delayed Transferred Assets to, or permit the use of the Delayed Transferred Assets by, any party other than Buyer.

ARTICLE 8

EMPLOYEE MATTERS

8.1 List of Designated Employees

On the Closing Date, Buyer shall make offers of full-time or part time (as the case may be), employment with Buyer, effective as of the Closing Date, to Sellers’ Employees with respect to the Business who are not on a leave of absence (e.g., not on personal leave, short-term or long-term disability or military leave) (an “Approved Leave”) as of the Closing Date and whose names are set forth in Exhibit 8.1 (each such Employee, a “Designated Employee”). Each Designated Employee who accepts employment with Buyer pursuant to this Agreement is hereinafter referred to as a “Transferred Employee”. The date that a Designated Employee’s employment commences with Buyer is hereinafter referred to as the “Employee Transition Date”. All of the Designated Employees on Approved Leave are identified on Exhibit 8.1, each of whom will be offered employment with Buyer when they are again actively at work, but only if they resume such status within three months after the Closing Date. Notwithstanding the preceding sentence, if after the Closing, as a result of a general reduction in the work force of the Business, a Designated Employee on Approved Leave’s position in the Business is eliminated prior to such person’s return to active work with Buyer, Buyer shall be relieved of its obligation to offer employment to such person; however, solely for the purposes of allocating between Buyer and Sellers the economic burden of severance payable to such person, Buyer will treat such person as if their Employee Transition Date was the Closing Date and as if such person was terminated by Buyer without “Cause” (as defined in Section 8.2) as of the date of such general reduction in the work force of the Business and, accordingly, will reimburse Seller for any severance costs incurred by Seller to the extent of the costs Buyer would have incurred in the same circumstances under Buyer’s Severance Responsibility.

8.2 Certain Benefits Calculations

For at least one (1) year following the Closing Date, Buyer shall offer the Transferred Employees for as long as they are employed by Buyer or its subsidiaries base salary or wages that are equivalent to the base salary or wages that the Transferred Employees receive immediately prior to the Closing Date, and shall provide the Transferred Employees with such employee benefit plans, programs and arrangements as are provided to similarly situated employees of Buyer. In the event a Transferred Employee is terminated by Buyer without “Cause” (as defined below) within such initial one (1) year period, Buyer will provide such person with a severance benefit equal to: (i) two weeks’ base salary for each year of his or her service with EDS (and any prior employer, to the same extent as recognized by EDS) and Buyer, with a maximum of benefit of twenty weeks of base salary, and (ii) a payment equivalent to one-month of COBRA continuation coverage in the Buyer or Parent Health and Dental Benefit Plan based on the individual’s coverage in effect on the date of his or her separation, “grossed up” to assist with the tax impact of such continuation coverage payment, which combined amount is intended to reflect the severance policy of EDS in effect as of the Closing Date (the “Severance Commitment”). EDS agrees to reimburse Buyer for any costs arising under or in connection with the Severance Commitment to the extent in excess of the costs Buyer would have incurred in the same circumstances under Buyer’s Severance Responsibility. Buyer shall submit invoices to EDS for any such reimbursement on a monthly basis and EDS shall make payment on such invoice within 5 Business Days after submission thereof. Notwithstanding anything in this Agreement or any Buyer employee policy to the contrary, upon termination from employment with Buyer for any reason, no Transferred Employee shall be entitled to any payment in respect of their unused vacation, sick leave or other paid-time-off benefit to the extent such liability was assumed by Buyer pursuant to this Agreement. To the extent permitted under the applicable employee benefit plans, programs or arrangements of Buyer, and to the extent such waiting periods, limitations or exclusions were satisfied or otherwise not applicable as of the Closing Date under an analogous Employee Benefit Plan, Buyer shall provide the Transferred Employees with such benefits without any waiting periods or limitations or exclusions relating to pre-existing conditions. For purposes of eligibility and vesting and calculating entitlement for leave, vacation time, severance and under any benefits provided by Buyer, Transferred Employees shall be credited with service for the period of their employment with Sellers or with any other employer whose employment with which Sellers have heretofore credited service for such purposes to the extent credited under an analogous Employee Benefit Plan as of the Closing Date (collectively, “Past Service”) and shall provide that any expenses incurred on or before the Closing by or on behalf of any such Transferred Employees shall be taken into account under applicable Buyer employee benefit plans for purposes of satisfying applicable deductibles to the extent taken into account under an analogous Employee Benefit Plan as of the Closing Date. Notwithstanding anything to the contrary in this Article 8, the Transferred Employees shall be entitled to employee benefits that are no less favorable than those offered to other Buyer employees who are similarly situated. Nothing herein is intended to alter the at-will employment relationship between Buyer and any Transferred Employee. Buyer shall not be limited, except by applicable Laws, in its ability to terminate the employment of any Transferred Employee at any time, for any reason. No present, former or future employee of Buyer or Sellers shall be treated as a third-party beneficiary under this Agreement. As used in this Section 8.2, “Cause” shall mean: (a) material breach of any agreement entered into between the Designated Employee and Buyer; (b) material misconduct; (c) material or repeated failure to follow Buyer’s policies, directives or orders applicable to Buyer’s employees holding comparable positions; (d) intentional destruction or theft of Buyer property or falsification of Buyer documents; (e) material or repeated failure or refusal to faithfully, diligently, and competently perform the usual and customary duties associated with such employee’s position; (f) conviction of a felony or any crime involving moral turpitude; or (g) material or repeated violation of Buyer’s code of business conduct.

8.3 401(k) Plan

As soon as practicable after the Employee Transition Date, Sellers shall permit the Transferred Employees to take distributions from the EDS 401(k) Plan in accordance with the EDS 401(k) Plan and applicable Law.

Buyer shall accept rollovers and direct transfers, pursuant to Code Section 401(a)(31), of pre-tax account balances and outstanding loan balances into Buyer’s 401(k) Plan in accordance with the terms of such Buyer’s 401(k) Plan and applicable Law, provided that no employer securities shall be rolled over or transferred to such Buyer’s 401(k) Plan. Buyer’s 401(k) Plan shall provide that each Transferred Employee shall be eligible to participate therein as of his or her Employee Transition Date.

8.4 Relocation Assistance

Until 180 days after the Closing Date, Buyer shall offer relocation assistance to each Transferred Employee who is required to relocate to a new work location that is a distance of more than 50 miles from such Transferred Employee’s current work location. Such relocation assistance shall be equal to the relocation assistance provided to employees of Buyer pursuant to Buyer’s relocation assistance program. After 180 days after the Closing Date, Buyer’s relocation assistance program, if any, shall apply to Transferred Employees.

8.5 No Third-Party Rights of Enforcement

The provisions of this Article 8 are intended solely to bind Sellers and Buyer and are not intended in any way to be enforced by or relied upon by any person or entity that is not a signatory to this Agreement, including any Designated Employee or Transferred Employee, and are otherwise subject to the terms of Section 13.13.

8.6 WARN Obligations

With respect to any WARN Obligations (or similar obligations) that may arise with respect to the Business, Sellers shall be responsible for any WARN Obligations (or similar obligations) arising solely as a result of any employment losses occurring prior to the Closing Date, and Buyer shall be responsible for any WARN Obligations (or similar obligations) arising as a result of any employment losses occurring upon or following the Closing Date. Sellers shall advise Buyer in writing at Closing on a location-by-location basis, of all layoffs implemented by Sellers in the 90-day period preceding the Closing Date relating to Seller worksites where the Business is performed or at which Designated Employees are located.

8.7 Vacation

All liabilities and obligations for unused vacation, sick leave and other paid time off of the Transferred Employees shall be assumed by Buyer, subject to and solely to the extent provided in Section 2.1(c). After the Employee Transition Date, Buyer shall provide the Transferred Employees with vacation benefits pursuant to the vacation policy of Buyer without waiting periods; provided that each of the Transferred Employees shall be credited with their past service with Sellers, as indicated by Sellers’ records, for the purpose of determining vacation benefits under such policy.

ARTICLE 9

CONDITIONS TO SELLERS’ OBLIGATIONS

The obligation of Sellers to consummate the sale of the Transferred Assets pursuant to this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Sellers:

9.1 Representations and Warranties True

Except for changes expressly contemplated by the terms of this Agreement and the other Transaction Documents, the representations and warranties contained in Article 6 shall be true and correct in all material respects (except for representations and warranties which are qualified by a materiality standard, which representations and warranties shall be true and correct in all respects) as of the date when made and at and as of the Closing (except for representations and warranties made as of a specified date, which shall be measured only as of such specified date).

9.2 Performance

Buyer shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing or the Closing, as the case may be.

9.3 Absence of Litigation

On the Closing Date, there shall be no injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or in any other Transaction Document not be consummated as so provided.

9.4 Governmental Consents; HSR

All governmental Consents identified in Section 9.4 of the Disclosure Schedule (the “Required Governmental Consents”) shall have been obtained and remain in full force and effect, and the waiting period under the HSR Act shall have expired or been terminated.

9.5 Certificates

Buyer shall have furnished Sellers with such certificates of its officers and others to evidence compliance with the conditions set forth in this Article 9 and Buyer’s authority to enter into this Agreement and the other Transaction Documents as may be reasonably requested by Sellers.

9.6 Deliveries

EDS, as the representative of the Sellers, shall have received from or on behalf of Buyer delivery of all the documents listed in Section 4.2(b), together with the Closing Cash Purchase Price in accordance with Section 3.1(b).

ARTICLE 10

CONDITIONS TO OBLIGATION OF BUYER

The obligation of Buyer to consummate the purchase of the Transferred Assets and to assume the Assumed Liabilities pursuant to this Agreement shall be subject to the satisfaction, at or prior to Closing, of each of the following conditions, unless waived in writing by Buyer:

10.1 Representations and Warranties True

Except for changes expressly contemplated by the terms of this Agreement, the representations and warranties contained in Article 5 shall be true and correct in all material respects (except for representations and warranties which are qualified by a materiality standard, which representations and warranties shall be true and correct in all respects) at and as of the Closing (except for representations and warranties made as of a specified date, which shall be measured only as of such specified date).

10.2 Performance

Sellers shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing or the Closing, as the case may be.

10.3 Absence of Litigation

On the Closing Date, there shall be no injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or in any other Transaction Document not be consummated as so provided.

10.4 Governmental Consents; HSR

All Required Governmental Consents shall have been obtained and remain in full force and effect and the waiting period under the HSR Act shall have expired or been terminated.

10.5 Certificates

Sellers shall have furnished Buyer (i) with an officers certificate of each Seller dated as of the Closing Date stating the conditions specified in Sections 10.1 and 10.2 have been satisfied, and (ii) such other certificates of their officers and others to evidence Sellers’ authority to enter into this Agreement and the other Transaction Documents as may be reasonably requested by Buyer.

10.6 Deliveries

Buyer shall have received from or on behalf of Sellers delivery of all the documents listed in Section 4.2(a).

10.7 No Material Adverse Effect.

There shall have been no Seller Material Adverse Effect.

10.8 Other Consents.

All Consents identified in Schedule 10.8 of the Disclosure Schedule shall have been obtained by Sellers and remain in full force and effect.

10.9 Debt Financing.

Buyer shall have received the proceeds from the debt financings contemplated by the Debt Commitment Letter on (a) economic terms and conditions at least as favorable, and (b) on all other terms and conditions at least as favorable in all material respects, as those set forth in the term sheets attached to the Debt Commitment Letter.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

11.1 Survival of Representations and Warranties

Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties hereto contained herein, and in the certificates delivered in connection herewith, shall survive the Closing and shall remain in full force and effect until the second anniversary of the Closing Date; provided, however, that the representations and warranties set forth in Section 5.13 (Taxes) and in the certificate required to be delivered by Sellers pursuant to Article 10 with respect to the foregoing section shall remain in full force and effect until three months after the applicable period under the statute of limitations therefore (including any waivers or extensions) has expired and the representations and warranties set forth in Section 5.19 (Sufficiency of Assets and Services) and in the certificate required to be delivered by Sellers pursuant to Article 10 with respect to the foregoing section shall remain in effect until 15 months after the Closing Date. Any right of indemnification pursuant to this Article 11 with respect to a claimed breach of (a) a representation or warranty contained herein shall expire at the date of termination of the representation or warranty claimed to be breached and (b) covenant or agreement contained herein (other than with respect to any Retained Liability or Assumed Liability) shall expire one year after the date on which performance of such covenant or agreement was required to be performed, or if there is no such expiration date of performance, three months after the expiration of the statute of limitations period applicable to the breach of such covenant or agreement), which shall remain in effect until 15 months after the Closing Date (in each case, the “Termination Date”), unless, in each case, on or prior to the Termination Date a Claim has been made to the party from whom indemnification is sought. Provided that a Claim is timely made, it may continue to be asserted beyond the Termination Date of the representation, warranty, covenant or agreement to which such Claim relates. A “Claim” means a written notice asserting a breach of a representation, warranty, covenant or agreement specified in this Agreement, which shall reasonably set forth, in light of the information then known to the party giving such notice, a reasonably detailed description of and estimate (if then reasonable to make) of the amount involved in such breach.

11.2 Indemnification

(a)	After the Closing Date, Sellers shall, jointly and severally, defend, indemnify and hold harmless Buyer and its Affiliates (collectively, the “Buyer Group”), as the case may be, from and against all past, present and future demands, claims, suits, actions or causes of action, assessments, losses, damages, Taxes, liabilities, costs and expenses, including interest, penalties and reasonable attorneys’ and consultants’ fees, disbursements and expenses

(collectively, “Damages”) asserted against, imposed upon or incurred by any member of Buyer Group by reason of or resulting from (i) a breach of any representation or warranty of a Seller contained in this Agreement or any other Transaction Document (other than the Buyer Lease Agreements and the Transition Services Agreement), in all cases, ignoring for purposes of determining the inaccuracy or breach thereof and the amount of Damages relating thereto, any qualification as to materiality or Material Adverse Effect (or words of similar import) contained in such representation or warranty, (ii) a breach of a covenant or agreement of a Seller contained in this Agreement or any other Transaction Document (other than the Buyer Lease Agreements and the Transition Services Agreement), (iii) Sellers’ obligations in Section 3.3 (Transfer Taxes), (iv) the Retained Liabilities, (v) the Licensed Assets, or (vi) an act or omission of any Seller in its capacity as an employer of any current or former employee of any Seller or any Transferred Employee and arising out of or relating to (A) federal, state or other Laws or regulations for the protection of persons who are members of a protected class or category of persons, (B) sexual discrimination or harassment, and (C) any other aspect of the employment relationship or its termination (including claims for breach of an express or implied contract of employment) and, as to subparts (A), (B) and (C), which arose when the person asserting the claim, demand, charge, actions, cause of action or other proceeding was or purported to be an employee of any Seller. The rights of indemnification set forth in this Section 11.2(a) are personal to the members of Buyer Group as of the Closing and may not be transferred to any other Person except in connection with a sale, assignment or transfer permitted by Section 13.12.

(b)	After the Closing Date, Buyer shall defend, indemnify and hold harmless Sellers and their respective Affiliates (collectively, the “Seller Group”) from and against all Damages asserted against, imposed upon or incurred by any member of Seller Group by reason of or resulting from (i) a breach of any representation or warranty of Buyer contained in this Agreement or any other Transaction Document (other than the Buyer Lease Agreements and the Transition Services Agreement), (ii) a breach of a covenant or agreement of Buyer contained in this Agreement or any other Transaction Document (other than the Buyer Lease Agreements and the Transition Services Agreement); (iii) the Assumed Liabilities; (iv) the operation of the Business or the Transferred Assets by Buyer after the Closing; (v) Buyer’s obligations in Section 3.3 (Transfer Taxes); (vi) related to Buyer’s use after the Closing Date of any Trademark owned by Sellers and not transferred to Buyer hereunder, including the names “Electronic Data Systems Corporation” and “EDS”, or the corresponding logo, other than such uses as are permitted by Section 7.9; (vii) any matter relating to Buyer’s termination of any Transferred Employee after the Closing (other than Retained Liabilities), or (viii) an act or omission of the Buyer in its capacity as an employer of a Transferred Employee and arising out of or relating to (A) federal, state or other Laws or regulations for the protection of persons who are members of a protected class or category of persons, (B) sexual discrimination or harassment, and (C) any other aspect of the employment relationship (including claims for breach of an express or implied contract of employment) and, as to subparts (A), (B) and (C), which arose when the person asserting the claim, demand, charge, actions, cause of action or other proceeding was or purported to be an employee of the Buyer. The rights of indemnification set forth in this Section 11.2(b) are personal to the members of Seller Group as of the Closing and may not be transferred to any other Person.

(c)	Buyer and Sellers acknowledge that there are other Articles in this Agreement which set forth certain covenants and agreements expressly requiring the payment of money or certain reimbursements, and agree that in the event of a Claim arising from an alleged failure to make such payments and/or reimbursements, the exclusive remedy for such Claim is provided by this Article 11; provided, however, that there shall not be any duplication of reimbursement or indemnification with respect to any matter.

(d)	Notwithstanding the other provisions of this Section 11.2 or any other provision of this Agreement to the contrary, Buyer and Sellers agree that the remedies provided in the Transition Services Agreement and the Buyer Lease Agreements are the exclusive remedies for any breaches of the representations, warranties and covenants in the Transition Services Agreement or the Buyer Lease Agreements, respectively.

(e)	Any payments made pursuant to this Section 11.2 shall be deemed an adjustment to the Cash Purchase Price for all purposes, including federal, state and local tax purposes.

(f)	The amount of any indemnification hereunder shall not be affected by the fact that the indemnified party received or reviewed a copy of any Tax Return, Tax form or computation of any Transfer Tax, or made any comments with respect thereto.

11.3 Third Party Claims

(a)	For purposes hereof, “Indemnified Party” means the Person entitled to indemnification hereunder and “Indemnifying Party” means any Person required to provide indemnification hereunder. In the event a claim or Legal Proceeding is instituted against an Indemnified Party by a Person other than a member of Buyer Group or Seller Group which, if prosecuted successfully, would result in any Damages for which a Person is indemnified under this Agreement (a “Third Party Claim”), the Indemnified Party shall deliver a notice to the Indemnifying Party describing in reasonable detail the nature of the Third Party Claim to the extent then known to the indemnified party (a “Third Party Claim Notice”).

(b)	Upon receipt of any Third Party Claim Notice, except as provided in Section 11.3(c) below, the Indemnifying Party may undertake the defense, compromise and settlement thereof by representatives of its own choosing reasonably acceptable to the Indemnified Party. The failure of the Indemnified Party to notify promptly the Indemnifying Party of any Third Party Claim shall not relieve the Indemnifying Party of any obligation that it may have with respect to such claim, except to the extent the Indemnifying Party’s ability to defend such claim has been prejudiced by such failure. In all cases the Indemnified Party must notify the Indemnifying Party within a reasonable period of time. No Indemnifying Party shall take any action in connection with such assumed defense, compromise or settlement that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Business. If the Indemnified Party desires to participate in, but not control, any such defense, compromise and settlement, it may do so at its sole cost and expense; provided that fees and expenses of separate counsel for the Indemnified Party shall be borne by the Indemnifying Party if in the reasonable judgment of the Indemnified Party, there is a conflict of interest with the Indemnifying Party. If, however, the Indemnifying Party fails or refuses to undertake the defense of such Third Party Claim within thirty Business Days after notice of such Third Party Claim has been given to the Indemnifying Party, the Indemnified Party shall have the right to undertake the defense, compromise and settlement of such claim with counsel of its own choosing. In the circumstances described in the immediately preceding sentence, the Indemnified Party shall, upon undertaking the defense of such claim, provide notice thereof to the Indemnifying Party, which shall be deemed a claim for indemnification that is not a Third Party Claim for the purposes of the procedures set forth below.

(c)	Notwithstanding Section 11.3(b) above, the Indemnifying Party shall not be entitled to assume sole control of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (A) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation (other than such proceedings, actions, indictment, allegation or investigation which are directly and solely against Sellers or their affiliates) or (B) the claim seeks as its primary remedy an injunction or equitable relief against the Indemnified Party. With respect to the actions, lawsuits, investigations, proceedings and other claims that are the subject of this clause (c), the Indemnifying Party shall have the right to retain its own counsel (but the expenses of such counsel shall be at the expense of the Indemnifying Party) and to jointly defend such actions with the Indemnified Party. No Indemnifying Party shall be liable for any settlement of any such action, proceeding or claim without its written consent (which consent shall not be unreasonably withheld or delayed).

(d)	No settlement of a Third Party Claim involving the asserted liability of the Indemnifying Party under this Article 11 shall be made without the prior written consent by or on behalf of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party assumes the defense of a Third Party Claim, (i) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent (which consent shall not unreasonably be withheld, conditioned or delayed) unless (A) there is no finding or admission of any violation of law by or on behalf of the Indemnified Party, (B) the relief provided is to be paid or satisfied in full by the Indemnifying Party and (C) the compromise or settlement includes, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such Third Party Claim, and (ii) the Indemnified Party shall have no liability with respect to any compromise or settlement thereof effected without its consent.

(e)	Each of the Indemnifying Party and the Indemnified Party shall provide the other with access to all records, documents and personnel in the other’s possession or control to the extent reasonably related to any Third Party Claim. The Indemnified Party shall provide the Indemnifying Party with access to all records, documents and personnel of the Indemnified Party to the extent reasonably related to any Third Party Claim.

(f)	The Indemnifying Party shall be entitled to avail itself of all defenses available to the Indemnified Party, and the Indemnified Party shall not discontinue any arrangement or understanding with any third party that would cause any defense available to Indemnifying Party to be waived, terminated or materially modified.

11.4 Limitation of Liability

(a) (i)	Sellers shall have no liability (for indemnification or otherwise) with respect to the matters described in Section 11.2(a)(i) unless and until the aggregate amount of Damages with respect to such matters exceeds 1% of the Cash Purchase Price in the aggregate and indemnification shall be made by Sellers only to the extent of such excess over 1% of the Cash Purchase Price; provided that such limitation shall not apply with respect to damages arising under the Seller Fundamental Representations. Sellers shall have no liability (for indemnification or otherwise) with respect to the matters described in Section 11.2(a) for any individual claim (or series of related claims) of Damages unless the amount equals at least $25,000.

(ii)	In no event shall the aggregate liability of Sellers (A) for or with respect to the matters described in Section 11.2(a)(i) (other than the Seller Fundamental Representations) exceed 30% of the Cash Purchase Price or (B) for or with respect to all matters described in Section 11.2(a)(i)-(iii) (including the Seller Fundamental Representations) exceed the Cash Purchase Price. Solely for purposes of determining whether the caps described in this Section 11.4(a)(ii) have been satisfied, any amounts which Sellers are required to pay under the Transition Services Agreement in respect of the indemnity provision thereof shall be taken into account.

(b) (i)	Buyer shall have no liability (for indemnification or otherwise) with respect to the matters described in Section 11.2(b) unless and until the aggregate amount of Damages with respect to such matters exceeds 1% of the Cash Purchase Price in the aggregate and then only for such excess over 1% of the Cash Purchase Price. Buyer shall have no liability (for indemnification or otherwise) with respect to the matters described in Section 11.2(b) for any individual claim (or series of related claims) of Damages unless the amount equals at least $10,000. Notwithstanding the foregoing, Damages relating to matters described in Section 11.2(b)(iii) – (viii) are not subject to any of the limitations and deductible set forth herein.

(ii)	In no event shall the aggregate liability of Buyer for or with respect to the matters described in Section 11.2(b) exceed the Cash Purchase Price. Solely for purposes of determining whether the caps described in this Section 11.4(b)(ii) have been satisfied, any amounts which Buyers are required to pay under the Transition Services Agreement in respect of the indemnity provision thereof shall be taken into account.

11.5 Determination of Damages and Related Matters

In calculating any amount payable by Sellers pursuant to Section 11.2(a) or payable by Buyer pursuant to Section 11.2(b), notwithstanding anything to the contrary in this Agreement, an Indemnifying Party shall only be liable for actual damages of the Indemnified Party and shall not be liable for special, consequential, punitive, incidental, indirect, exemplary, loss of income, profits or savings or other similar damages, except where such damages are payable by the Indemnified Party to a third party claimant.

11.6 No Set-Off Rights

Notwithstanding anything to the contrary in this Agreement, in no event shall any party who is entitled to any amount under this Article 11 (or who is asserting a Claim under this Article 11) have the right to set off amounts owed (or asserted to be owed) to such party under this Article 11 against any payment obligation that such party may have to the party from whom indemnification is sought, and any and all such set off rights that may exist under common law, by statute or otherwise are hereby unconditionally waived.

11.7 Subrogation

Upon payment in full of any Claim for indemnification pursuant to this Article 11 or the payment of any judgment or settlement with respect to a Third Party Claim, the Indemnifying Party shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any Person with respect to the subject matter of such Claim or Third Party Claim.

11.8 Exclusive Remedy

If the Closing occurs, except for Claims relating to actual fraud and except for equitable remedies, the remedies provided in this Article 11 constitute the sole and exclusive remedies between the parties for Damages or any other Claims arising under this Agreement or under any other Transaction Document (other than the Buyer Lease Agreements and the Transition Services Agreement), including Claims based upon the inaccuracy, untruth, incompleteness or breach of any representation or warranty contained in this Agreement or in such other Transaction Documents (except to the extent part of an actual fraud) or based upon the failure to perform any covenant or agreement contained in this Agreement or in such other Transaction Documents.

11.9 Dispute Escalation and Arbitration

(a)	If a dispute arising out of or relating to this Agreement and the transactions contemplated hereby (including disputes as to the creation, validity, interpretation, breach or termination of this Agreement or any agreement with respect to the transactions contemplated hereby) (a “Dispute”) is reasonably foreseeable, each party must use commercially reasonable efforts to ensure that such Dispute is dealt with at a sufficiently early stage to ensure that there is a minimum effect on the ability of the parties to perform their obligations under this Agreement. Except with respect to a Dispute concerning the application of this Section 11.9, each party must deal with any Dispute in connection with this Agreement and the transactions contemplated hereby in accordance with this Section 11.9. No party may commence or maintain any action or proceeding in any court, tribunal or otherwise regarding a Dispute to which this Section 11.9 applies without first complying with the provisions of this Section 11.9.

(b)	When a party considers that a Dispute has arisen, it may give a dispute notice (a “Dispute Notice”) to the other party to the Dispute. The Dispute Notice will be in writing and will describe, in reasonable detail, the matter in Dispute. Following receipt of a Dispute Notice, each affected party shall appoint representatives tasked with endeavoring to resolve the Dispute. The representatives shall meet as often as necessary to: (1) gather and (without losing, waiving or being deemed to have lost or waived legal privilege) furnish to the other all information with respect to the Dispute which is appropriate in connection with its resolution; and (2) discuss the Dispute and negotiate in good faith in an effort to resolve the Dispute without the necessity of resorting to any formal proceeding. If the parties to the Dispute should reach an agreement, then a memorandum setting forth such agreement shall be prepared and signed by such parties, which shall be binding and conclusive upon such parties.

(c)	Any Dispute that the parties are unable to resolve within 15 days of the Dispute Notice through informal discussions or negotiations pursuant to Section 11.9(b) shall be submitted to non-binding mediation to take place as soon as practicable but in any event not more than 15 days after the expiration of the informal discussions period. The mediation shall be held in Plano, Texas, if initiated by Buyer and in Tampa, Florida, if initiated by Sellers. The parties shall mutually select the mediator from a list of mediators obtained from the American Arbitration Association (the “AAA”) office located in the city in which the mediation will take place. If the parties are unable to agree on the mediator, the AAA will select the mediator. Each party shall bear its own costs and expenses of the mediation and Buyer, on the one hand, and Sellers, on the other hand, shall each pay one-half of the mediator’s fees and expenses.

(d)	Any Dispute that the parties are unable to resolve through the dispute escalation processes pursuant to Section 11.9 (b) or (c), shall be submitted to final and binding arbitration in accordance with the following procedures; provided that if the amount of the damage or loss is at issue in pending litigation or dispute resolution with a third party, then (unless the parties to the Dispute otherwise agree) the amount of such damage or loss shall not be subject to an arbitration proceeding until such amount is finally ascertained.

(i)	Either Buyer or a Seller may demand arbitration by giving the other written notice to such effect, which notice shall describe, in reasonable detail, the facts and legal grounds forming the basis for the filing party’s request for relief and shall include a statement of the total amount of Damages claimed, if and any other remedy sought by that party.

(ii)	A single neutral arbitrator selected by the parties’ mutual agreement within 15 days after such written notice. If the parties are unable to agree on the arbitrator, each party will select one arbitrator and those two arbitrators shall jointly select a third arbitrator and those three arbitrators shall jointly serve as arbitrators in a three-person panel. The arbitrator(s) must have a background in, and appropriate knowledge of, both the information technology services industry and the mobile phone telecommunications industry and shall have appropriate experience given the nature of the Dispute. If a person with such background and knowledge is not available, an arbitrator shall be chosen from the large and complex case panel or, if an appropriate person is not available from such panel, the retired federal judges pool.

(iii)	The arbitration shall be governed by the Commercial Arbitration Rules of the AAA then in effect, except as expressly provided in this Section 11.9. The arbitration shall be held in Tampa, Florida, if initiated by any Seller or in Plano, Texas, if initiated by Buyer. The arbitrator(s) selected pursuant to Section 11.9(d)(ii) will determine the allocation of the costs and expenses of arbitration based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if Buyer submits a claim for $1,000 and if Sellers contests only $500 of the amount claimed by Buyer, and if the arbitrator(s) ultimately resolves the dispute by awarding Buyer $300 of the $500 contested, then the costs and expenses of arbitration will be allocated 60% (i.e., 300/500) to Sellers and 40% (i.e., 200/500) to Buyer. Each party shall bear the fees and expenses of preparing and presenting its position. This Section 11.9 and the arbitrator’s authority to grant relief shall be subject to the United States Arbitration Act at 9 U.S.C. 1-16 et seq., or any amendments thereof or successor Law (the “Arbitration Act”), the provisions of this Agreement, and the ABA-AAA Code of Ethics for Arbitrators in Commercial Disputes.

(iv)	Each party hereto shall provide the arbitrator access to all records and information as the arbitrator may reasonably require. The arbitrator shall be guided by the Federal Rules of Civil Procedure then in effect in establishing the scope of discovery, except as follows: (A) no requests for admission shall be permitted; (B) discovery shall be limited to the request for and production of documents, depositions and interrogatories; and (C) interrogatories shall be allowed only as follows: a party may request the other party to identify (by name, last known address and telephone number) (1) all persons having knowledge of facts relevant to the Dispute and a brief description of that person’s knowledge, (2) any persons who may be called as an expert witness, the subject matter about which the expert is expected to testify, the mental impressions and opinions held by the expert and the facts known by the expert (regardless of when the factual information was acquired) which relate to or form the basis for the mental impressions and opinions held by the expert, and (3) any experts who have been used for consultation, but who are not expected to be called as an expert witness, if such consulting expert’s opinions or impressions have been reviewed by an expert witness. All issues concerning discovery upon which the parties cannot agree shall be submitted to the arbitrator for determination.

(v)	The arbitrator shall determine the rights and obligations of the parties according to the substantive and procedural laws of the State of Delaware. The arbitrator shall have no power or authority to make awards or issue orders of any kind or amount other than as expressly permitted by this Agreement and shall have no power or authority to make any award in excess of actual Damages, and in no event shall the arbitrator award punitive damages. The decision of the arbitrator shall follow the plain meaning of the relevant documents. The decision of and award by the arbitrator shall be final, binding and conclusive upon such parties.

(vi)	Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. All post award proceedings shall by governed by the Arbitration Act.

(vii)	Notwithstanding anything in this Section 11.9, a party at any time may commence court proceedings in relation to any Dispute or claim arising under or in connection with this Agreement where that party believes, in good faith, that it requires urgent interlocutory equitable relief in relation to intellectual property, confidential information or otherwise to protect material rights under this Agreement and that time does not permit the party to comply with the procedures and waiting periods specified in this Section 11.9 without the risk of substantial detriment to that party.

(viii)	Other than as provided in Section 11.9(d)(vi) or as necessary to enforce the award of the arbitrator, the provisions of this Section 11.9 are a complete defense to any suit, action or other proceeding instituted in any court or before any administrative tribunal with respect to any Dispute.

11.10 Enforcement of Agreement

Irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek enforcement specifically of the terms and provisions hereof in any court of the United States or any state having jurisdiction pursuant to Section 13.7, this being in addition to any other remedy to which they are entitled at law or in equity.

ARTICLE 12

TERMINATION

12.1 Methods of Termination

The transactions contemplated herein may be terminated at any time prior to the Closing:

(a)	by mutual agreement of Sellers, on the one hand, and Buyer, on the other hand; or

(b)	by either Sellers, on the one hand, or Buyer, on the other hand, in the event the Closing shall not have occurred on or before October 31, 2004 (the “Outside Termination Date”); provided, however, that in the event either Sellers, on the one hand, or Buyer, on the other hand, believe in good faith that additional time would be beneficial to facilitating expiration or termination of the waiting period of the HSR Act, they may extend the Outside Termination Date by an additional 35 days by giving written notice to the other parties hereto; or

(c)	by either Sellers, on the one hand, or Buyer, on the other hand, by giving written notice of such termination to the other, if any governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, ruling, order, statement or decree (whether temporary, preliminary or permanent) that is in effect and permanently enjoins or otherwise prohibits consummation of all of the transactions, taken as a whole, contemplated by this Agreement; or

(d)	as provided in Section 7.11, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any material breach of any covenant or other agreement in this Agreement by the party electing to terminate pursuant to this Section 12.1; or

(e)	by Buyer if a Seller Material Adverse Effect has occurred; or

(f)	by Sellers if a material adverse effect with respect to Buyer has occurred.

12.2 Procedure Upon Termination

In the event of termination of this Agreement pursuant to Section 12.1, the terminating party shall give written notice to the other parties and the transactions contemplated by this Agreement shall be terminated and abandoned, without further action by the parties. If the transactions contemplated by this Agreement are terminated and/or abandoned as provided in this Article 12, each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, Sections 7.5, 7.6, 12.2, and Article 13 shall remain in full force and effect; and no party hereto and none of their respective Affiliates shall have any liability or further obligation to any other party to this Agreement except for liability for fraud or willful breach of this Agreement, provided that the right to terminate this Agreement pursuant to Section 12.1 shall not be available to any party whose fraudulent or willful failure to perform or observe any material covenant or obligation under this Agreement to be performed or observed by it has been the cause of, or resulted in, the failure of the Closing to occur.

12.3 Exclusive Remedies Prior to Closing

Subject to the parenthetical in the following sentence, prior to Closing, each party agrees that their sole remedies against the other for breach of any representation, warranty, covenant or agreement contained in this Agreement (other than a covenant or agreement contained in Sections 7.5 and 7.6) shall be to elect to (i) terminate this Agreement in accordance with Section 12.1 or (ii) sue for specific performance or other appropriate equitable remedies. In no event shall any party be entitled to monetary damages prior to Closing for the breach by another of any representation, warranty, covenant or agreement contained in this Agreement (other than a covenant or agreement contained in Sections 7.5 and 7.6).

ARTICLE 13

MISCELLANEOUS PROVISIONS

13.1 Expenses

Except as provided in Section 3.4, or 11.9, each party shall pay and discharge all liabilities and expenses that it incurred or that were incurred on its behalf in connection with this Agreement and all related documents, including, but not limited to, all fees and expenses of agents, representatives, counsel, and accountants, and all amounts payable with respect to any claim for fees or commissions (if any) with respect to the transactions contemplated by this Agreement. Notwithstanding the foregoing, with respect to the fees of KPMG LLP arising under Section 7.15, (i) in the event this Agreement is terminated, such fees shall be shared equally by the Sellers on the one hand and the Buyer on the other hand, and (ii) in the event the transactions contemplated by this Agreement are consummated, such fees shall be paid by Buyer.

13.2 Waiver of Compliance With Bulk Sales Laws

Buyer hereby waives compliance with the “bulk sales” provisions of Article 6 of the Uniform Commercial Code as it is in effect in the states where Sellers own assets to be conveyed to Buyer hereunder and Sellers shall indemnify Buyer with respect to any noncompliance with such bulk sales provisions. Nothing in this paragraph shall estop or prevent Buyer or any Seller from asserting as a bar or defense to any action or proceeding brought under applicable bulk sales law that it does not apply to the transfer of the Transferred Assets contemplated under this Agreement.

13.3 Notices

Except as otherwise provided, all notices and other communications required or permitted under this Agreement shall be in writing and addressed to such party at the address set forth below or at such other address as such party may designate by 10 Business Days’ advance written notice to the other parties. Such notice or other communication shall be deemed delivered only on the date when it is actually delivered to the recipient by hand or by nationally recognized courier, with all charges prepaid. No such notice or other communication can be effectively delivered by facsimile or by any postal service. This provision shall be strictly construed.

If to Buyer:	Syniverse Technologies, Inc.

One Tampa City Center, Suite 700

Tampa, FL 33602

Attention: Chief Executive Officer

	Telephone:	(813) 273-3276

	Fax:	(813) 225-1950

With copies to (which shall not constitute notice):

GTCR Golder Rauner, LLC

6100 Sears Tower

Chicago, Illinois 60606-6402

	Telephone:	(312) 382-2200

	Fax:	(312) 382-2201

	Attention:	David A. Donnini
Collin E. Roche

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, IL 60601

Attention: Stephen L. Ritchie, P.C.

	Telephone:	(312) 861-2000

	Fax:	(312) 861-2200

If to any of Sellers:	Electronic Data Systems Corporation

5400 Legacy Drive

Mailstop H3-3A-05

Plano, Texas 75024

	Attention:	General Counsel

	Telephone:	(972) 605-5500

	Fax:	(972) 605-5610

or to such other address as any party shall have designated by notice in writing to the other parties.

13.4 Waivers

Prior to or at the Closing, either Buyer, on the one hand, or EDS (on behalf of itself and the other Sellers), on the other hand, shall have the right to waive any Default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of the other under this Agreement, except waivers that would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of the party entitled to enforce such term. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

13.5 Amendment

This Agreement may be modified, supplemented or amended only by a written instrument executed by an authorized representative of all of the parties hereto.

13.6 Entire Agreement

This Agreement (including the exhibits, and the Disclosure Schedule) and the other Transaction Documents constitute the complete and exhaustive statement of the agreement of the parties with respect to the subject matter hereof and thereof, and supersede all prior statements, negotiations, undertakings, correspondence, communications, representations, warranties, agreements and understandings of the parties, oral and written, with respect to the subject matter hereof and thereof.

13.7 Applicable Law; Jurisdiction and Venue

(a)	This Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any of the conflict of law rules that would require the application of laws of another jurisdiction.

(b)	In the event that a dispute under this Agreement or with respect to the transactions contemplated hereby is subject to legal or equitable action and either the dispute or the relief sought is not subject to the dispute resolution process specified in Section 11.9 then that action shall be brought, if initiated by any Seller, in a court of appropriate jurisdiction sitting in Collin County, Texas (or if not possible in Collin County, then in the Northern District of Texas) and, if initiated by Buyer, in a court of appropriate jurisdiction sitting in Tampa, Florida. Buyer and each of Sellers (i) hereby irrevocably submits itself to the jurisdiction of a court of appropriate jurisdiction in that location with respect to the subject matter of this Agreement and the transactions contemplated hereby, and (ii) to the extent permitted by applicable Law, hereby waives, and agrees not to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, the defense that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that this Agreement or other Transaction Documents, or the subject matter thereof, may not be enforced in or by such courts. Without limiting the foregoing, each of the parties consents to process being served on it in any such suit, action or proceeding at the address of such party set forth in Section 13.3. Each party would generally prefer any suit, action or claim under this Section 13.7 to be heard in federal, not state, court and shall use commercially reasonable efforts to effect such a hearing if there is applicable jurisdiction.

(c)	IN ANY SUIT, ACTION OR PROCEEDING IN RESPECT OF ANY MATTER ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE), TRIAL SHALL BE TO A COURT OF COMPETENT JURISDICTION AND NOT TO A JURY, AND THE PARTIES HEREBY EXPRESSLY WAIVE ANY AND ALL RIGHT THEY MAY HAVE TO A TRIAL BY JURY. EITHER PARTY MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER BY THE PARTIES OF THEIR RIGHT TO TRIAL BY JURY AND OF THE AGREEMENT OF THE PARTIES TO A TRIAL BY THE COURT (WITHOUT A JURY).

(d)	To the maximum extent permitted by law, Sellers and Buyer waive all provisions of the Texas Deceptive Trade Practices Act - Consumer Protection Act, Subchapter E of Chapter 18 (Sections 17.41 et seq.), Texas Business and Commerce Code (other than Section 17.555 thereof), insofar as the provisions of such Act may be applicable to this Agreement or the transactions contemplated hereby. To evidence its ability to grant such waiver, each party hereby represents and warrants to the other party that it (i) is represented by legal counsel of its own selection in and is seeking or acquiring or disposing of or divesting, as applicable, by sale, purchase, or lease, as applicable, goods or services for commercial or business use for a price that exceeds $500,000; (ii) has, as of the Closing Date, assets of $25,000,000 or more (or is owned or controlled by a corporation or entity with assets of $25,000,000 or more) according to its most recent financial statements prepared in accordance with generally accepted accounting principles; (iii) has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of the transactions contemplated hereby; and (iv) is not in a significantly disparate bargaining position.

13.8 Interpretation

As used in this Agreement, the term “Agreement” is intended to refer to this Agreement and the Disclosure Schedule but not the exhibits to this Agreement. The headings in this Agreement are for convenience of reference only and do not define, limit or describe the scope of this Agreement or the intent of its provisions. Each party to this Agreement has been represented by counsel and this Agreement is to be interpreted as if all and not any one or more of the parties drafted it. As used in this Agreement, words are intended to have their ordinary meaning unless capitalized, in which case they are intended to have the meanings specifically given to them in this Agreement or any related agreements. The words “include” and “including” mean “including without limitation.” Examples are given without any intention of limitation to the specifics of the example. References to the singular include the plural. References to he, she or it refer to all genders and objects. As used in this Agreement and the other Transaction Documents, accounting terms not otherwise defined, or only partially defined, shall have the meanings given to them under GAAP. To the extent that the definitions of accounting terms in the Transaction Documents are inconsistent with the meanings of such terms under GAAP, the definitions contained in the Transaction Documents shall control. The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first set forth above in this Agreement.

13.9 Severability

Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof or affecting the validity or unenforceability of any of the terms of this Agreement in any other jurisdiction.

13.10 Certain Definitions

For purposes of this Agreement, the following terms shall have the meanings ascribed to them in this Section 13.10:

“AAA” shall have the meaning set forth in Section 11.9(a).

“Accounting Firm” shall have the meaning set forth in Section 3.2(d).

“Adjustment Amount” shall have the meaning set forth in Section 3.1(c).

“Affiliate” of a Person shall mean: any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“Agreement” shall have the meaning set forth in the preamble.

“Approved Leave” shall have the meaning set forth in Section 8.1.

“Arbitration Act” shall have the meaning set forth in Section 11.9(c).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 4.2(a).

“Assumed Liabilities” shall have the meaning set forth in Section 2.1.

“Books and Records” shall have the meaning set forth in Section 1.1(g).

“Business” shall have the meaning set forth in Section 1.3.

“Business Assets” means those assets, rights, properties, claims, contracts and businesses of Sellers, whether tangible or intangible, whether personal or other, whether accrued, contingent or otherwise used primarily in the Business, other than Retained Assets.

“Business Day” shall mean any day of the year, other than a Saturday, Sunday or any day on which major banks are closed in the United States.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Fundamental Representations” shall mean the representations and warranties made in Section 6.2 and 6.5.

“Buyer Consents” shall have the meaning set forth in Section 6.3.

“Buyer Group” shall have the meaning set forth in Section 11.2(a).

“Buyer Lease Agreements” shall have the meaning set forth in Section 4.2(a).

“Buyer’s Severance Responsibility” shall mean, in the case of a termination without “Cause” (as defined in Section 8.2), a severance benefit payable to a Transferred Employee equal to one and one-half weeks’ base salary for each year of such Transferred Employee’s service with EDS (and any prior employer, to the same extent as credited by EDS) and Buyer, with a maximum of sixteen weeks of base salary.

“Cash Purchase Price” shall have the meaning set forth in Section 3.1(c).

“Closing Cash Purchase Price” shall have the meaning set forth in Section 3.1(a).

“Claim” shall have the meaning set forth in Section 11.1.

“Closing” shall have the meaning set forth in Section 4.1.

“Closing Date” shall have the meaning set forth in Section 4.1.

“Closing Current Assets” shall have the meaning set forth in Section 3.2(a).

“Closing Current Liabilities” shall have the meaning set forth in Section 3.2(a).

“Closing Statement” shall have the meaning set forth in Section 3.2(a).

“Closing Working Capital” shall have the meaning set forth in Section 3.2(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2.

“Confidential Information” shall have the meaning set forth in Section 7.5.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation.

“Contest” shall have the meaning set forth in Section 3.3(c).

“Contract” shall mean any agreement or contract, including leases underlying the Transferred Leasehold Interests.

“Copyright(s)” shall mean copyright registrations in the United States, or any other country, and any applications or pending applications related to any of the foregoing, and any unregistered and common law copyrights.

“Current Assets” shall have the meaning set forth in Section 3.2(a).

“Current Liabilities” shall have the meaning set forth in Section 3.2(a).

“Damages” shall have the meaning set forth in Section 11.2(a).

“Default” shall mean (a) any breach or violation of or default under any Contract, Law, or Permit, (b) the occurrence of an event that constitutes a breach or violation of or default under any Contract, Law, or Permit, or (c) the occurrence of an event that alone, or with the passage of time or the giving of notice or both would constitute a breach or violation of or gives rise to a right to terminate or revoke, adversely change the current terms of, or renegotiate, or to accelerate, increase, or impose any liability under, any Contract, Law, or Permit.

“Deferred Transferred Asset” shall have the meaning set forth in Section 4.3(b).

“Designated Employees” shall have the meaning set forth in Section 8.1.

“Disclosure Schedule” shall mean the written information entitled “Disclosure Schedule to Asset Purchase Agreement” delivered on the date of this Agreement describing the matters to which this Agreement refers as being disclosed in the Disclosure Schedule.

“Dispute” shall have the meaning set forth in Section 11.9(a).

“Dispute Notice” shall have the meaning set forth in Section 11.9(b).

“Documentation” means all developer manuals, notes, flow charts, diagrams and related technical documentation, operator, technical and user manuals, training materials, guides, listings, specifications, and other materials for use in conjunction with Software, whether in hard copy or electronic forms.

“EDS” shall have the meaning set forth in the preamble.

“EIS” shall have the meaning set forth in the preamble.

“Employee Transition Date” shall have the meaning set forth in Section 8.1.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity shall mean any other entity that, together with such entity would be treated as a single employer under Section 414 of the Code.

“Employee” shall mean the employees of Sellers.

“Employee Benefit Plans” shall mean each “employee benefit plan” as such term is defined in Section 3(3) of ERISA and each other employee benefit plan, program or arrangement of any kind maintained, sponsored or contributed or required to be contributed by any Seller or any ERISA Affiliate of any Seller or with respect to which any Seller or any ERISA Affiliate of any Seller has any liability or potential liability.

“Financial Statements” shall have the meaning set forth in Section 5.4.

“Fixed Assets” shall mean machinery, equipment (including computer hardware and firmware, telecommunications equipment and other office equipment), supplies, material, tools, furniture, furnishings, office equipment owned by Sellers and other items of tangible personal property owned by Sellers.

“GAAP” shall mean U.S. generally accepted accounting principles consistently applied.

“HSR Act” shall have the meaning set forth in Section 5.3.

“Income Statement” shall have the meaning set forth in Section 5.4.

“Indebtedness” shall mean, with respect to any Person at any date, without duplication, all obligations of such Person for borrowed money or in respect of loans or advances, all capital lease obligations and other obligations evidenced by bonds, debentures, notes or other similar instruments.

“Indemnified Party” shall have the meaning set forth in Section 11.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.3(a).

“Initial Working Capital” shall have the meaning set forth in Section 3.2(a).

“Intellectual Property Rights” shall mean rights in and to (i) Trademarks; (ii) Copyrights; (iii) Software; (iv) Patents and (v) internet domain names.

“IP Assignment” shall have the meaning set forth in Section 4.2(a).

“Laws” shall mean any law, statute, code, rule, regulation, reporting or licensing requirement, ordinance and other pronouncement having the effect of law of the United States or any other country or any state, county, city or other political subdivision of the foregoing, including those promulgated, interpreted or enforced by any governmental or regulatory authority.

“Legal Proceeding” shall mean any action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission in the United States or any other country.

“Lien” shall mean any lien, encumbrance, mortgage, pledge, hypothecation, security interest, conditional sale agreement, title reservation, title restriction, or title retention or other security arrangement.

“North America” shall mean the United States of America, Canada and Mexico.

“Other Conveyance Documents” shall have the meaning set forth in Section 4.2(a).

“Outside Termination Date” shall have the meaning set forth in Section 12.1(b).

“Owned Software” shall have the meaning set forth in Section 5.18.

“Past Service” shall have the meaning set forth in Section 8.2.

“Patents” shall mean patent rights including issued patents, patent applications, divisions, continuations and continuations-in-part, reissues, reexamined patents, patents of additions, utility models and inventors’ certificates.

“Permit” shall have the meaning set forth in Section 1.1(h).

“Permitted Liens” shall have the meaning set forth in Section 5.5(b).

“Person” shall mean a natural person or any legal, commercial or governmental entity, including a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Prohibited Business” shall have the meaning set forth in Section 7.10(a).

“Prohibited Services” shall have the meaning set forth in Section 7.10(a).

“Required Governmental Consents” shall have the meaning set forth in Section 9.4.

“Retained Assets” shall have the meaning set forth in Section 1.2.

“Retained Liabilities” shall have the meaning set forth in Section 2.2.

“Seller” or “Sellers” shall have the meaning set forth in the preamble.

“Seller Control Group” means EDS and any Affiliate controlled by it other than EDS (Australia) Pty Limited.

“Seller Fundamental Representations” shall mean, the representations and warranties made in Sections 5.2, 5.6, 5.8(a), 5.13, 5.17, 5.18(a) and 5.18(c).

“Seller Group” shall have the meaning set forth in Section 11.2(b).

“Seller Material Adverse Effect” shall mean any change or effect that, individually or in the aggregate with all other changes or effects, has or is reasonably likely to have a material adverse effect on the business, financial condition, or results of operations of the Business, or on the ability of Sellers to consummate the transactions contemplated by this Agreement or the other Transaction Documents; provided, however, that Seller Material Adverse Effect shall not be deemed to include the impact of (i) changes affecting as a whole the industry in which the Business or Sellers operate that do not have a disproportionate impact on the Business or Sellers, (ii) the implementation of changes in GAAP after the date of execution of this Agreement, (iii) any change in the trading prices or volumes of the capital stock of EDS, (iv) changes in Laws of general applicability or interpretations thereof by courts or governmental authorities that do not have a disproportionate impact on the Business or Sellers, (v) the effects of conditions or events resulting from general financial, political, economic or market conditions (including the suspension of trading in securities on the New York Stock Exchange) that do not have a disproportionate impact on the Business or Sellers; or (vi) the effects of conditions or events resulting from an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including the occurrence of a terrorist attack, that do not have a disproportionate impact on the Business or Sellers.

“Software” shall mean both the source code and executable code versions of computer software and database software, including, but not limited to, applications, programs routines and subroutines, and all Documentation.

“Statements of Assets and Liabilities” shall have the meaning set forth in Section 5.4.

“Tax” or “Taxes” shall mean (A) all taxes, charges, fees, levies or other assessments, including all net income, gross receipts, sales, use, value added, ad valorem, real estate transfer, documentary stamp, gains, bulk sales, profits, license, withholding, payroll, employment, social security, unemployment, excise, severance, property or other similar taxes, duties, fees, assessments or charges of any kind whatsoever, whether or not disputed, including any interest, penalties or additional amounts attributable thereto imposed by any federal, state, local or other governmental authority of the United States or any other country, (B) any liability for the payment of any amounts of the type described in clause (A) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto) and (C) liability for the payment of any amounts of the type described in clause (A) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other person.

“Tax Return” shall mean any return, report, information return, statement, declaration or other document (including any related or supporting information) filed or required to be filed with any United States federal, state, local or other governmental authority of the United States or any other country in connection with any determination, assessment or collection of any Tax or other administration of any Laws, regulations or administrative requirements.

“Termination Date” shall have the meaning set forth in Section 11.1.

“Third Party Claim” shall have the meaning set forth in Section 11.3(a).

“Third Party Claim Notice” shall have the meaning set forth in Section 11.3(a).

“Trademarks” shall mean trademarks and trademark registrations, trade names and trade name registrations, service marks and service mark registrations in the United States, or any other country, and any applications or pending applications related to any of the foregoing, and common law trademarks and service marks.

“Transaction Documents” shall mean, collectively, this Agreement, the Buyer Lease Agreements, the Assignment and Assumption Agreement, the Transition Services Agreement, the IP License Agreement, the IP Assignment, the Other Conveyance Documents, and all other agreements contemplated by this Agreement or otherwise executed in connection with this Agreement or the Closing, including all exhibits and schedules hereto and thereto, and all certificates delivered in connection herewith and therewith.

“Transfer” shall mean the sale, transfer, conveyance, assignment, lease, sublease, license, or delivery, or any agreement to do the foregoing.

“Transfer Taxes” shall have the meaning set forth in Section 3.3(a).

“Transferred Assets” shall have the meaning set forth in Section 1.1.

“Transferred Books and Records” shall have the meaning set forth in Section 1.1(g).

“Transferred Contracts” shall have the meaning set forth in Section 1.1(e).

“Transferred Copyrights” shall mean the Copyrights owned by Sellers and used primarily in the Business, including those listed in Schedule 1.1(c) of the Disclosure Schedule.

“Transferred Customer Contracts” shall have the meaning set forth in Section 1.1(d).

“Transferred Employee” shall have the meaning set forth in Section 8.1.

“Transferred Fixed Assets” shall have the meaning set forth in Section 1.1(b).

“Transferred Intellectual Property Rights” shall have the meaning set forth in Section 1.1(c).

“Transferred Leasehold Interests” shall have the meaning set forth in Section 1.1(a).

“Transferred Permits” shall have the meaning set forth in Section 1.1(h).

“Transferred Personal Property” shall have the meaning set forth in Section 1.1(i).

“Transferred Prepaids” shall have the meaning set forth in Section 1.1(f).

“Transferred Third-Party Software” shall have the meaning set forth in Section 1.1(e).

“Transferred Trademarks” shall mean the Trademarks owned by Sellers and used primarily in the Business, including those listed in Schedule 1.1(c) of the Disclosure Schedule.

“Transferred Vendor Contracts” shall have the meaning set forth in Section 1.1(e).

“Transition Services Agreement” shall have the meaning set forth in Section 4.2(a).

“WARN Obligations” shall mean the obligations of an employer to employees pursuant to the Worker Adjustment and Retraining Notification Act.

“Working Capital” shall have the meaning set forth in Section 3.2(a).

13.11 Relationship of the Parties

The relationship between Sellers and Buyer established by this Agreement is solely that of vendor and vendee and nothing contained herein shall be deemed to create a joint venture among Buyer and Sellers. No party, its agents or employees shall be deemed the agent or servant of another party and no party shall have the right or authority to enter into any contract or commitment, in the name of or on behalf of the other party, or purport to bind the other party in any manner whatsoever.

13.12 Assignments

Except as otherwise expressly provided in this Agreement, this Agreement may not be assigned (whether by operation of law or otherwise) by any party hereto without the prior written consent of the other party; provided, however, that Buyer has the right, without the consent of Sellers, to assign or delegate to (i) one or more Affiliates of Buyer all or a portion of its rights or obligations under this Agreement (including the right to assign or delegate to such Person or Persons the right to purchase a designated portion of the Transferred Assets), (ii) any lenders providing financing to Buyer (or their respective permitted assignees) any or all of Buyer’s rights (but not Buyer’s obligations) under this Agreement for collateral security purposes, and/or (iii) any Person purchasing all or substantially all the assets or stock of the Business from Buyer; provided further that such assignment or delegation shall not relieve the assignor from any responsibility for performance of its obligations under this Agreement.

13.13 Binding Effect; Benefits

This Agreement shall inure to the benefit of, and be binding upon, the parties to it and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any Person other than the parties to it and their respective successors, permitted assigns and other transferees, any rights or remedies under or by reason of this Agreement. Sellers and Buyer shall cause their respective successors and permitted assigns to agree in writing to perform all of its covenants and agreements contained in this Agreement upon a sale of all or substantially all of the assets of Sellers or Buyer, as the case may be.

13.14 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

13.15 Currency.

All references in this Agreement to dollars are, unless otherwise specifically indicated, to United States dollars, as lawful currency of the United States of America.

* * * * * *

IN WITNESS WHEREOF, this Asset Purchase Agreement has been executed by a duly authorized representative of each of the parties as of the date first above written.

SYNIVERSE TECHNOLOGIES, INC.

By:	/s/ G. Edward Evans
Name:	G. Edward Evans
Title:	Chief Executive Officer

ELECTRONIC DATA SYSTEMS CORPORATION

By:	/s/ Tom Haubenstricker
Name:	Tom Haubenstricker
Title:	Vice President, Finance Administration

EDS INFORMATION SERVICES LLC

By:	/s/ Tom Haubenstricker
Name:	Tom Haubenstricker
Title:	Vice President, Finance Administration

EXHIBIT INDEX

Exhibit	Description
4.2(a)(i)	Form of Buyer Lease Agreements - License

4.2(a)(ii)	Form of Assignment and Assumption Agreement

4.2(a)(iii)	Form of Transition Services Agreement

4.2(a)(iv)	Form of IP Assignment

4.2(a)(v)	Form of IP License Agreement

5.8(h)	Form of Employee Agreements

6.6	Commitment Letters

7.15	Letter of Engagement

7.17	Delayed Transferred Assets

8.1	Designated Employees

The registrant agrees to furnish supplementally a copy of the above listed Exhibits to the Securities and Exchange Commission upon its request.